



People + Quality + Operating Philosophy =



CHUX

O'Charley's INC. / Ninety Nine / Stoney River

ANNUAL REVIEW 2002

We define synergy quite simply as the product of a carefully planned and executed growth strategy...Taking three stand-alone concepts with unique cultures and experienced management teams then applying operating and financial leverage through shared resources to create a wealth of great ideas... Discovering best practices throughout the organization and working together to implement those ideas to become a better company in all respects.

synergy

Leadership + Execution = Results

## FINANCIAL HIGHLIGHTS

| *(in thousands, except per share data)* | **2002** | 2001 | Change |
|---|---|---|---|
| For the year: | | | |
| Revenues | **$ 499,912** | $ 444,931 | 12% |
| Income from operations | **$ 46,497** | $ 33,698 | 38% |
| Earnings before cumulative effect of change in accounting principle | **$ 26,791** | $ 17,552 | 53% |
| Net earnings | **$ 20,668** | $ 17,552 | 18% |
| Diluted earnings per share | **$ 1.04** | $ 0.93 | 12% |
| Weighted average shares outstanding-diluted | **19,786** | 18,873 | 5% |
| Pro forma net earnings [1] | **$ 26,791** | $ 21,335 | 26% |
| Pro forma diluted earnings per share [1] | **$ 1.35** | $ 1.13 | 20% |
| At Year End: | | | |
| Total assets | **$ 428,791** | $ 383,430 | 12% |
| Long-term debt and capitalized lease obligations, net | **$ 124,087** | $ 114,005 | 9% |
| Shareholders' equity | **$ 229,964** | $ 204,202 | 13% |

[1] *Pro forma net earnings and earnings per share are before giving effect to a non-cash charge recorded as a cumulative effect of a change in accounting principle for 2002, net of tax of $6.1 million or $0.31 per diluted share, and a charge during 2001 for asset impairment and exit costs, net of tax of $3.8 million or $0.20 per diluted share.*

# Letter to Shareholders

As O'Charley's begins its twentieth year as a company, we reflect on the many accomplishments, milestones, and people that have helped create a legacy of quality, excellence and a track record of profitable growth. During this time, there have been critical junctures in our development into one of the leading casual dining operators in the country. The decision to divest the Luther's Bar-B-Q franchise and acquire O'Charley's on 21st Avenue in Nashville in 1984, the completion of our initial public offering in 1990 and the rise of the current management team in 1993 come immediately to mind.

How does 2002 compare to any of these years? With the benefit of hindsight and with confidence in the course we have established for our Company in the coming years, we can say without reservation that 2002 was one of the most important years in our history. We were able to respond to a second consecutive year of soft consumer spending by remaining focused on our long-term goals – the end result was a 26% increase in earnings and a 20% increase in earnings per share (both calculated as earnings before the cumulative effect of a change in accounting principle and excludes the effect from the asset impairment charge in 2001) over the prior year. For the third year in a row, O'Charley's was named one of *Forbes'* 200 Best Small Companies in America. We also took a major step forward in the evolution of our Company as a multi-concept operator during 2002 with the agreement to acquire Ninety Nine Restaurant & Pub, a New England leader in casual dining.

From the announcement in October 2002 to the closing of the acquisition of Ninety Nine in late January 2003, we worked tirelessly to prepare for the integration of Ninety Nine and to ensure that the transition to multiple concepts was as seamless as possible. Where many acquisitions fail is in joining two or more dissimilar cultures and one culture is imposed on the other – the math in essence turns out to be subtraction rather than addition. Fortunately, the operating philosophies of both O'Charley's and Ninety Nine are similar. To protect the culture of each, however, we made the decision to realign our management team in order to maintain separate leadership teams for each concept that will continue to be led by experienced operators and backed by a shared support infrastructure. We also created an executive management committee to guide the overall strategic direction and operations of the Company. The transition and integration of Ninety Nine is going well, and we expect continued positive results. Our focus for 2003 will be to maintain the unique identities of O'Charley's, Ninety Nine and Stoney River as stand-alone concepts and deliver the growth potential inherent in each concept while addressing best practices and expected synergies.

So where does becoming a multi-concept operator take us, and why is it important? The nature of most quick casual and family dining concepts, which offer little to no atmosphere or experience, and the limited appeal of the high-end dining experience in this economy, create a sizable void to be filled by mid-scale casual dining. Combined with the continuing demands placed on modern families to fit meals into their busy schedules and the virtually unshakable desire by a large percentage of the population for eating out, the stage is set for continued growth in mid-scale casual dining. We believe that multi-concept companies are the future of the restaurant industry – the companies best positioned to address the needs of consumers who demand a lot of value for the price. With two concepts – O'Charley's and Ninety Nine – that have carved out strong value niches in mid-scale casual dining and the ability to reach over 57% of the population of the United States through a combined store base of 277 stores in 21 states, we believe O'Charley's Inc. is poised to enter a new era.

A consistent theme running throughout this annual report and in practice throughout our organization is that the combination of multiple growth opportunities with the right strategy and execution yield far greater results than the sum of its parts. In the pages that follow, we would like to take the opportunity to highlight the common themes of People, Quality and Operating Philosophy that are important in our concepts and provide an update on each concept's performance during the year.

## O'Charley's

O'Charley's successfully opened a total of 24 restaurants in 2002, including the Monroe, Louisiana, location which represents our 15th state. With ten new stores already open in 2003, we are well on our way to reaching the goal of 27 to 29 new restaurants this year. Opening in the second quarter of 2003 will be Huntington, West Virginia, marking our 193rd location and O'Charley's 16th state. O'Charley's will celebrate another important milestone in the beginning of the third quarter with the opening of its 200th location in Kansas City, Missouri. In an ongoing effort to keep our existing stores fresh, while maintaining our neighborhood ambiance, the Company also will continue to undertake several remodeling projects in the coming year. Each year our real estate, construction and training teams work in conjunction to successfully execute O'Charley's store opening plan. From site selection to choosing the best prototype to build to our training team's efforts to assemble a strong team – we are extremely thankful for their dedication and travels throughout the year.



Steven J. Hislop
President and
Chief Operating Officer
Gregory L. Burns
Chairman of the Board and
Chief Executive Officer


*Confident in the course*

*we have established for our company in the coming years,*
*we can say without reservation that 2002 will be known as one of the*
*most important years in our history.*

Restaurant sales for O'Charley's increased 11.5% to $479.3 million for 2002, reflecting the net addition of 21 restaurants during the year and a comparable restaurant sales decrease of 0.1%, the first time in 12 years we did not increase annual comparable restaurant sales. We introduced our new menu in October as a result of our ongoing research and product development efforts. Recognizing that food tastes are evolving, we added a number of new items and flavor profiles while adhering to the appeal of O'Charley's core menu. The new menu included enhanced plate presentations, increased menu variety, operational simplification and improvements in our price value relationship. In coordination with the new menu rollout, we introduced a new brand marketing campaign in January 2003. The campaign features the new tagline, *Good Food and Good Times Start with O'*, and clearly defines what the O'Charley's concept stands for in addition to great food that is prepared fresh – companionship, comfort and good times.

O'Charley's has long been recognized for its track record of growth and performance, and these strengths once again received national recognition in 2002. In *Nations Restaurant News'* survey of the top 100 restaurant chains, O'Charley's ranked 10th in system-wide sales growth; 13th in sales per unit; and 7th in growth in total number of units.

O'Charley's recently held its 12th Annual Convention, designed to commemorate those who have been instrumental in the success of the O'Charley's concept *(see inside back cover)*. This year we celebrated those who achieved exceptional results and met their initiatives even in a challenging environment. In addition to our area supervisors and regional directors, attendees at this year's convention included 35 of our top performing general managers, along with many of our support team members and vendor partners who assist us daily.

### Ninety Nine Restaurant & Pub

On January 28, 2003, we completed the acquisition of Ninety Nine Restaurant & Pub for $116 million in cash and the issuance of 2.35 million shares of common stock of which 941,000 shares were delivered at closing with the balance of the shares to be delivered over the next five years. Family-owned and operated since 1952, Woburn, Massachusetts-based Ninety Nine is a New England leader in casual dining with 80 locations in Massachusetts, New Hampshire, Rhode Island, Maine, Vermont and Connecticut.

## People are the defining

*difference at each one of our concepts from the servers, kitchen staff and hosts ensuring the dining experience exceeds customer expectations – bringing them back time and again – to the many commissary, home office and support team members that help our operators do what they do best. Every member of the O'Charley's Inc. family is committed to making us the best casual dining operator in the country.*



The acquisition of Ninety Nine accelerates our entry into New England by several years with an experienced management team that will remain intact; exceptionally low management and hourly turnover; and a proven, dominant concept that was the first of its kind in New England. In addition to growth strategies in new and existing markets, the Ninety Nine concept also shares an operating philosophy remarkably similar to O'Charley's that includes a commissary to ensure quality and consistency and a commitment that "We Treat People Right."

Continuing the growth in the store base this concept has experienced over the past several years, we expect to add approximately ten new Ninety Nine restaurants in 2003. We have identified numerous potential locations that will utilize Ninety Nine's flexible development strategy of prototypes and conversions. The expansion potential of this concept is sizable enough that over the next five years we expect to reach our growth objectives for Ninety Nine by focusing solely on the Northeast.

We are very excited about the addition of Ninety Nine to the O'Charley's Inc. family. We were able to acquire a very successful concept with a base of nearly 80 stores, EBITDA of approximately $26 million (which represents Ninety Nine's net earnings of $17.5 million before interest expense of $0.2 million, income taxes of $1.8 million and depreciation and amortization of $6.1 million) in its latest fiscal year, very profitable unit-level economics and the lowest turnover in the industry for total consideration of approximately $160 million. Most importantly, we expect the acquisition to be accretive to earnings and to shareholder value.

Ninety Nine not only brings a history of strong financial results to our Company but also brings new ideas, further diversification and growth. One example of a "best practice" we have incorporated from the Ninety Nine team is the introduction of an improved benefits program for hourly co-workers at O'Charley's. While this program involves an investment of approximately $3.2 million, we believe that the long-term benefits of improved hourly turnover will outweigh the upfront expense.

### Stoney River Legendary Steaks

Stoney River revenues increased 46.4% to $15.8 million. Comparable restaurant sales for the year increased 0.6%. Although we are pleased with our operating and financial improvements made during 2002, the slowing economy continues to have a negative impact on higher-end restaurants. Stoney River is building a loyal following and reputation.

While we continue to be optimistic about Stoney River, we will be very deliberate and disciplined regarding our growth until the market for higher-end steakhouses improves. We opened three restaurants in 2002, including a second store in Chicago, one in Louisville and one in Nashville.

## The commitment to Quality

*drives everything we do at O'Charley's, Ninety Nine and Stoney River. It is evident in the smiling faces of our servers; the fresh and specialty items for which we are famous; and the broad appeal of our appetizers, entrees and desserts. Most of all, it is expressed by the trust our customers place in us and the satisfaction they get from high quality and attentive customer service.*










New Larger Size



## Preserving Our Legacy

As we write this letter to you, the war in Iraq has been waging for a few weeks with every indication that U.S. efforts will prevail. Our thoughts and prayers are with the brave servicemen and women who dutifully serve on behalf of our country and the coalition forces, along with the President for continued clarity of mind and strength to resolve this conflict speedily and successfully. We believe the uncertainty leading up to this conflict and during periods while Operation Iraqi Freedom is under way has and will continue to have a negative impact on the economy and the restaurant industry. We have found that, as in previous conflicts, consumers have generally elected to stay close to home and monitor the news. Combined with severe winter weather in the first two months of the year, these events have made for a challenging start to 2003.

Despite the uncertain economic and global environment, we continue to be very optimistic regarding the restaurant industry and the outlook for O'Charley's Inc. in continuing its long-term track record of growth in revenues and earnings. We have three outstanding concepts that deliver great value, high quality food and exceptional service. These three concepts are also home to the very best people in the industry – each one a leader in their own right who constantly work to improve what we do every day.

We want to thank our restaurant co-workers, operators, home office and commissary support teams for their dedication and hard work during the past year. Our future is bright because of their strong skills, experience and commitment. As always, we also want to express our appreciation of the support and interest of our shareholders. Please use the enclosed coupon and visit your stores often.

Sincerely,



Gregory L. Burns
*Chairman and Chief Executive Officer*
*O'Charley's Inc.*



Steven J. Hislop
*President and Chief Operating Officer*
*O'Charley's Inc.*

# The Operating Philosophies

*of O'Charley's and Ninety Nine are very similar. At O'Charley's, we believe in "Taking Care of Your People" while at Ninety Nine we live by the mission of "We Treat People Right." With such similarities from day one, it is easy to see why we are excited about the possibilities of sharing and implementing best practices of each concept.*






NINETY NINE
Restaurant & Pub





Concept + Opportunity = Locations



## O'Charley's Restaurants

**Alabama**
- Birmingham (6)
- Decatur
- Dothan
- Florence
- Huntsville (2)
- Mobile (4)
- Montgomery (2)
- Oxford
- Tuscaloosa

**Arkansas**
- Jonesboro

**Florida**
- Destin
- Jacksonville (2)
- Panama City
- Pensacola

**Georgia**
- Atlanta (16)
- Augusta
- Canton
- Columbus
- Dalton
- Ft. Oglethorpe
- Gainesville
- Macon (2)

**Illinois**
- Champaign
- Marion
- O'Fallon
- Springfield (2)

**Indiana**
- Bloomington
- Clarksville
- Corydon
- Evansville (2)
- Fort Wayne (2)
- Indianapolis (10)
- Lafayette
- Richmond

**Kentucky**
- Bowling Green
- Cold Spring
- Elizabethtown
- Florence
- Frankfort
- Hopkinsville
- Lexington (4)
- Louisville (5)
- Owensboro
- Paducah
- Richmond

**Louisiana**
- Monroe

**Mississippi**
- Biloxi (2)
- Hattiesburg
- Jackson
- Meridian
- Pearl
- Southhaven
- Tupelo

**Missouri**
- Kansas City
- St. Louis (5)

**North Carolina**
- Asheville
- Burlington
- Charlotte (6)
- Fayetteville
- Greensboro
- Hendersonville
- Hickory
- Raleigh (4)
- Winston-Salem

**Ohio**
- Cincinnati (7)
- Columbus (5)
- Dayton (3)

**South Carolina**
- Anderson
- Charleston
- Columbia (3)
- Greenville
- Greenwood
- Rock Hill
- Spartanburg

**Tennessee**
- Chattanooga (2)
- Clarksville (2)
- Cleveland
- Cookeville
- Jackson
- Johnson City
- Kingsport
- Knoxville (7)
- Memphis (3)
- Morristown
- Murfreesboro (2)
- Nashville (13)
- Pigeon Forge

**Virginia**
- Bristol
- Lynchburg
- Roanoke (2)
- Richmond (4)

## Ninety Nine Restaurants

**Connecticut**
- Hartford (6)

**Maine**
- Augusta
- Portland (4)

**Massachusetts**
- Auburn
- Boston (36)
- Centerville
- Fairhaven
- Fall River
- Falmouth
- Fitchburg
- Mashpee
- North Attleboro
- North Dartmouth
- Pittsfield
- Seekonk
- Springfield (4)
- West Yarmouth
- Worcester (2)

**New Hampshire**
- Concord
- Hookset
- Keene
- Londonderry
- Manchester
- Nashua
- North Conway
- Portsmouth
- Salem
- Seabrook
- Tilton

**Rhode Island**
- Cranston
- Newport
- Warwick

**Vermont**
- Rutland

## Stoney River Restaurants

**Georgia**
- Atlanta (2)

**Illinois**
- Chicago (2)

**Kentucky**
- Louisville

**Tennessee**
- Nashville

# SELECTED FINANCIAL DATA

| | 2002 | 2001 | 2000 [1] | 1999 | 1998 |
|---|---|---|---|---|---|
| *(in thousands, except per share data)* | | | | | |
| **Results of Operations** | | | | | |
| Revenues | **$499,912** | $ 444,931 | $ 377,262 | $ 302,205 | $ 246,046 |
| Cost of restaurant sales | **380,649** | 343,859 | 289,327 | 232,821 | 192,121 |
| Advertising, general and administrative expenses | **37,677** | 29,979 | 24,480 | 19,235 | 15,533 |
| Depreciation and amortization [2] | **25,527** | 22,135 | 18,202 | 14,060 | 13,452 |
| Preopening costs [2] | **5,074** | 5,654 | 4,705 | 4,037 | – |
| Asset impairment and exit costs [3] | – | 5,798 | – | – | – |
| Income from operations | **46,497** | 33,698 | 37,207 | 29,039 | 22,461 |
| Earnings before income taxes and cumulative effect of change in accounting principle | **41,059** | 26,899 | 29,785 | 24,783 | 19,846 |
| Income taxes | **14,268** | 9,347 | 10,425 | 8,674 | 6,946 |
| Earnings before cumulative effect of change in accounting principle [2][4] | **26,791** | 17,552 | 19,360 | 16,109 | 12,900 |
| Net earnings | **$ 20,668** | $ 17,552 | $ 19,360 | $ 14,761 | $ 12,900 |
| **Earnings Per Share Data (Diluted)** | | | | | |
| Earnings per common share before cumulative effect of change in accounting principle | **$ 1.35** | $ 0.93 | $ 1.17 | $ 0.97 | $ 0.79 |
| Earnings per common share | **$ 1.04** | $ 0.93 | $ 1.17 | $ 0.89 | $ 0.79 |
| Weighted average common shares outstanding | **19,786** | 18,873 | 16,525 | 16,656 | 16,392 |
| **At Year End** | | | | | |
| **Financial Position** | | | | | |
| Cash | **$ 8,311** | $ 6,369 | $ 2,552 | $ 3,178 | $ 3,068 |
| Working capital (deficit) | **(21,417)** | (15,222) | (20,185) | (19,411) | (11,571) |
| Property and equipment, net | **381,553** | 330,553 | 274,271 | 219,749 | 174,196 |
| Total assets | **428,791** | 383,430 | 311,018 | 240,180 | 193,782 |
| Long-term debt, net | **98,164** | 89,181 | 92,306 | 54,441 | 35,566 |
| Capitalized lease obligations, net | **25,923** | 24,824 | 22,364 | 19,017 | 16,343 |
| Total shareholders' equity | **$229,964** | $ 204,202 | $ 143,490 | $ 122,689 | $ 108,774 |

*(1) In May 2000, we acquired two Stoney River restaurants and all associated trademarks and intellectual property for approximately $15.8 million in a cash transaction accounted for as a purchase. Accordingly, the results of operations of the two Stoney River restaurants have been included in our consolidated results of operations since the date of acquisition. Fiscal 2000 consisted of 53 weeks.*

*(2) During the first quarter of 1999, we adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires that restaurant preopening costs be expensed rather than capitalized. Previously, we capitalized restaurant preopening costs and amortized these amounts over one year from the opening of each restaurant. The depreciation and amortization expense recorded in 1998 included preopening cost amortization of $2.9 million. For subsequent years, the depreciation and amortization line item does not include amortization of preopening costs. We incurred a pre-tax charge of $2.1 million, or $1.3 million net of tax, in the first quarter of 1999 as a result of this change in accounting principle.*

*(3) During the third quarter of 2001, we decided to close certain restaurant locations. As a result, we recorded a non-cash charge of $5.0 million pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of the assets and a charge of $800,000 for exit costs associated with the closure of such locations.*

*(4) We incurred an after-tax charge of $6.1 million, or $0.31 per diluted share, which was recorded as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 associated with the adoption of Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets." The charge was related to the goodwill associated with the Stoney River acquisition in May 2000. See Note 1 to the accompanying consolidated financial statements for net earnings and earnings per share for fiscal 2000 and 2001 as if SFAS No. 142 had been adopted at the beginning of fiscal 2000.*

## General

As of December 29, 2002, we operated 182 O'Charley's restaurants in Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Ohio, South Carolina, Tennessee and Virginia and operated six Stoney River restaurants in Georgia, Illinois, Kentucky and Tennessee. In addition, on January 27, 2003, we acquired Ninety Nine Restaurant and Pub. As of January 27, 2003, there were 78 Ninety Nine Restaurant and Pub restaurants in Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont. The financial results for the Ninety Nine concept will be included in our results of operations and financial condition beginning January 27, 2003.

O'Charley's are casual dining restaurants that are intended to appeal to mainstream casual dining customers as well as upscale casual dining and value oriented customers by offering high quality, freshly prepared food at moderate prices with friendly and attentive customer service. Our growth strategy for the O'Charley's concept is to continue penetrating existing and new major metropolitan areas while opening new units in smaller secondary markets in close proximity to our metropolitan markets.

Stoney River restaurants are upscale steakhouses that are intended to appeal to both upscale casual dining and fine dining customers by offering hand-cut, premium mid-western beef along with fresh seafood and other gourmet entrees with attentive service in a warm, friendly and relaxed environment. Our growth strategy for Stoney River is to concentrate on major metropolitan markets in the Southeast and Midwest with disciplined, controlled development and the potential to accelerate development over the next several years. Total revenues for Stoney River were $15.8 million, $10.8 million and $5.4 million for 2002, 2001 and 2000, respectively. The loss before income taxes and the cumulative effect of a change in accounting principle for Stoney River was $1.0 million, $2.3 million and $1.3 million for 2002, 2001 and 2000, respectively. In 2002, the Company adopted SFAS No. 142 and wrote off $9.9 million of goodwill related to the Stoney River acquisition completed in May of 2000.

Ninety Nine are casual dining restaurants that have earned a reputation for providing high quality food at moderate prices in a comfortable, relaxed atmosphere. The menu features a wide selection of appetizers, salads, sandwiches, burgers, entrees and desserts, all served in generous portions. We plan to operate Ninety Nine as a stand-alone concept, while providing strategic oversight and support. Our growth strategy for Ninety Nine, which is similar to the O'Charley's growth strategy, includes continuing to penetrate existing markets while adding new restaurants in the same general geographic areas where Ninety Nine currently operates.

We operate two commissaries for the primary purpose of providing our restaurants with consistent quality food products that meet our specifications while obtaining lower prices for those items through volume purchasing. A substantial majority of the food products served in our O'Charley's and Stoney River restaurants are distributed to the restaurants by our Nashville commissary. The commissary for Ninety Nine Restaurant and Pub distributes primarily the "center of the plate" items including red meat, poultry and seafood. In addition to purchasing food and other non-food products, the Nashville commissary manufactures certain proprietary products and both of our commissaries cut red meat into steaks in USDA-approved and inspected facilities. We believe our commissaries give us a competitive advantage in servicing our restaurants and a financial advantage. We attribute the decreases in food cost as a percentage of our restaurant sales over the past four years, in part, to the operating leverage generated from the increased purchasing volumes and efficiencies achieved at our Nashville commissary.

The following tables reflect changes in the number of restaurants we operated during the years presented:

| O'Charley's Restaurants | 2002 | 2001 | 2000 |
|---|---|---|---|
| In operation, beginning of year | **161** | 138 | 117 |
| Restaurants opened | **24** | 24 | 21 |
| Restaurants closed | **(3)** | (1) | – |
| In operation, end of year | **182** | 161 | 138 |

| Stoney River Restaurants | 2002 | 2001 | 2000 |
|---|---|---|---|
| In operation, beginning of year | **3** | 2 | – |
| Restaurants acquired | – | – | 2 |
| Restaurants opened | **3** | 1 | – |
| In operation, end of year | **6** | 3 | 2 |

Net earnings in 2002 and 2001 each were impacted by certain charges. In 2002, we recorded a non-cash pre-tax charge of $9.9 million ($6.1 million net of tax, or $0.31 per diluted share) as a cumulative effect of a change in accounting principle as a result of our evaluation of the goodwill carrying value of the Stoney River reporting unit. We were required to perform this evaluation upon our adoption of SFAS No. 142, which dictates how companies must account for goodwill, and which we adopted on December 31, 2001. We determined the goodwill was impaired based upon our valuation of the fair value of the Stoney River reporting unit and the fair value of its net assets, exclusive of goodwill. The write-off represented the total goodwill associated with the Stoney River acquisition. Additionally, in accordance with SFAS No. 142, beginning in 2002 we no longer amortize goodwill.

In 2001, we incurred charges of approximately $5.8 million, or approximately $0.20 per diluted share, related to the closing of five stores. These closings were the result of a comprehensive review of the past and expected performance of all locations, taking into consideration the difficult economic environment. We closed one of the five restaurants in fiscal 2001. We closed three additional stores in fiscal 2002. We closed the fifth store during the first quarter of 2003.

We are pursuing franchising our O'Charley's restaurant concept and expect to have our first franchise agreement in place in 2003. We will continue to incur certain legal and administrative expenses during the development stage of this program, which will not necessarily be offset by franchising revenue. The establishment of franchising operations could have an adverse effect on our operating results until such time, if ever, as those operations begin to generate revenues in excess of their related expenses. We anticipate approximately $750,000 in expenses for this program in fiscal 2003.

*Revenues* consist of restaurant sales and, to a lesser extent, commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs.

*Cost of food and beverage* primarily consists of the costs of beef, poultry, seafood, produce and alcoholic and non-alcoholic beverages. We believe our menus offer a broad selection of menu items and as a result there is not a high concentration of our food costs in any one product category. The overall food cost environment has been positive during 2002, which has had a positive effect on our earnings. We believe food costs have benefited from the slowing economy and other factors. Although we currently believe there will be nominal food cost inflation in 2003, there can be no assurance that favorable food costs trends will continue. Various factors beyond our control, including adverse weather, cause periodic fluctuations in food and other costs. Generally, temporary increases in these costs are not passed on to customers; however, we have in the past generally adjusted menu prices to compensate for increased costs of a more permanent nature.

*Payroll and benefits* include payroll and related costs and expenses directly relating to restaurant level activities including restaurant management salaries and bonuses; hourly wages for restaurant level employees; payroll taxes; workers' compensation; various health, life and dental insurance programs; vacation expense; and sick pay. We have an incentive bonus plan that compensates restaurant management for achieving and exceeding certain restaurant level financial targets and performance goals. In 2003, we have made improvements to the insurance benefits offered to our hourly employees. The cost associated with these improvements is projected to be approximately $3.2 million in fiscal 2003. This amount may vary from our estimate based upon a number of factors, including the number of employees that enroll in the new plan. We believe these improvements will result in an increase to our payroll and related costs and expenses as a percentage of restaurant sales in 2003.

*Restaurant operating costs* include occupancy and other expenses at the restaurant level, except property and equipment depreciation and amortization. Supplies, rent, supervisory salaries, bonuses and related expenses, management training salaries, general liability and property insurance, property taxes, utilities, repairs and maintenance, outside services and credit card fees account for the major expenses in this category.

*Advertising, general and administrative expenses* include all advertising and home office administrative functions that support the existing restaurant base and provide the infrastructure for future growth. Advertising, executive management and support staff salaries, bonuses and related expenses, data processing, legal and accounting expenses and office expenses account for the major expenses in this category.

*Depreciation and amortization* primarily includes depreciation on property and equipment calculated on a straight-line basis over an estimated useful life. For periods prior to December 31, 2001, depreciation and amortization also includes amortization of goodwill, which related primarily to the acquisition of the Stoney River concept. In accordance with SFAS No. 142, beginning December 31, 2001, we no longer amortize goodwill.

*Preopening costs* include operating costs and expenses incurred prior to a new restaurant opening. Our current practice of expensing preopening costs may cause fluctuations in our results of operations from quarter to quarter and year to year depending on when those costs are incurred. The amount of preopening costs incurred in any one year includes costs incurred during the year for restaurants opened and under development. We incurred average preopening costs of approximately $190,000 for each new restaurant opened during 2002.

The following information should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere herein. The following table reflects our operating results for 2002, 2001, and 2000 as a percentage of total revenues unless otherwise indicated. Fiscal years 2002 and 2001 were comprised of 52 weeks while fiscal year 2000 was comprised of 53 weeks. As a result, some of the variations reflected in the following data may be attributed to the different lengths of the fiscal years. The information contained in the table below reflect O'Charley's Inc. and subsidiaries as of December 29, 2002 and does not include Ninety Nine Restaurant and Pub.

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| **Revenues:** | | | |
| Restaurant sales | **99.0%** | 99.1% | 99.1% |
| Commissary sales | **1.0** | 0.9 | 0.9 |
| | **100.0%** | 100.0% | 100.0% |
| **Costs and expenses:** | | | |
| Cost of restaurant sales: (1) | | | |
| Cost of food and beverage | **28.3%** | 29.3% | 29.3% |
| Payroll and benefits | **31.2** | 31.3 | 30.8 |
| Restaurant operating costs | **17.4** | 17.4 | 17.3 |
| Cost of commissary sales (2) | **0.9** | 0.9 | 0.9 |
| Advertising, general and administrative expenses | **7.5** | 6.7 | 6.5 |
| Depreciation and amortization (3) | **5.1** | 5.0 | 4.8 |
| Asset impairment and exit costs | **–** | 1.3 | – |
| Preopening costs | **1.0** | 1.3 | 1.2 |
| **Income from operations** | **9.3** | 7.6 | 9.9 |
| Interest expense, net | **1.1** | 1.5 | 2.0 |
| Earnings before income taxes and cumulative effect of change in accounting principle | **8.2** | 6.1 | 7.9 |
| Income taxes | **2.9** | 2.1 | 2.8 |
| Earnings before cumulative effect of change in accounting principle | **5.3** | 4.0 | 5.1 |
| Cumulative effect of change in accounting principle, net of tax | **(1.2)** | – | – |
| **Net earnings** | **4.1%** | 4.0% | 5.1% |

*(1) As a percentage of restaurant sales.*

*(2) Cost of commissary sales as a percentage of commissary sales was 93.5%, 93.9% and 93.8% for fiscal years 2002, 2001 and 2000, respectively.*

*(3) See note 1 to the accompanying consolidated financial statements for net earnings and earnings per share for fiscal 2000 and 2001 as if SFAS No. 142 had been adopted at the beginning of fiscal 2000.*

## Fiscal Year 2002 Compared with Fiscal Year 2001

*Total revenues* in 2002 increased $55.0 million, or 12.4%, to $499.9 million from $444.9 million in 2001 primarily as a result of an increase in restaurant sales of $54.2 million, or 12.3%. The increase in restaurant sales was attributable to the net addition of 21 O'Charley's restaurants, three new Stoney River restaurants opened in 2002 and a 0.6% same store sales increase for the Stoney River concept, partially offset by a 0.1% same store sales decline at our O'Charley's restaurants. Our overall check average for the O'Charley's concept was $11.59 in 2002 compared with $11.28 in 2001. Our guest traffic at our O'Charley's restaurants decreased approximately 2.6% during fiscal 2002. During the second quarter of 2001, we implemented a value menu promotion in response to the slowing economy, which lowered the price of certain entrees. We believe this promotion generated positive guest traffic and lowered our average check in 2001. We believe our guest traffic was lower in 2002, in part, as a result of not having a similar value promotion in 2002. During the third quarter of 2002, we increased menu prices by approximately 3.1% in approximately two-thirds of our O'Charley's restaurants. During the fourth quarter of 2002, we introduced a new menu in all of our O'Charley's restaurants that included a menu price increase of approximately 3.1% for the remaining one-third of our stores that had not taken the menu price increase during the third quarter of 2002. We believe the increase in our check average is the result of the combination of the menu price increase taken in 2002 and the absence of a value promotion in 2002 similar to the one in 2001. Additionally, we believe consumer-spending patterns have vacillated due to the uncertain U.S. economy and geopolitical environment, causing a negative effect on our guest traffic. The increase in same store sales at our Stoney River restaurants resulted from an increase in check average, partially offset by a decrease in guest traffic. We expect that the uncertain U.S. economy, the possible outbreak of war or other hostilities and adverse winter weather in many of our markets may adversely effect restaurant sales in 2003.

*Cost of food and beverage* in 2002 increased $11.0 million, or 8.5%, to $140.0 million from $129.1 million in 2001. As a percentage of restaurant sales, cost of food and beverage decreased to 28.3% in 2002 from 29.3% in 2001. We attribute the lower food cost percentage in 2002 primarily to an overall reduction in the cost of certain food items and continued improvements in operating efficiencies at our stores and commissary. We experienced lower costs in red meat, pork, poultry and dairy costs, partially offset by increases in certain produce costs. We anticipate a nominal increase in commodity prices in 2003. There can be no assurance that events outside of our control will not result in increases in food costs as a percentage of restaurant sales.

*Payroll and benefits* increased $16.3 million, or 11.8%, to $154.3 million in 2002 from $138.0 million in 2001. Payroll and benefits, as a percentage of restaurant sales, declined to 31.2% in 2002 from 31.3% in 2001. The slight decline was attributable to lower restaurant level bonuses and workers compensation expenses, offset by a modest increase in hourly wage rates and increased salaries for restaurant management in 2002. We have implemented improvements to the insurance benefits offered to our hourly employees for 2003 and believe the cost associated with these improvements will be approximately $3.2 million in 2003. This amount may vary based upon a number of factors, including the number of employees that enroll in the new plan. We believe these improvements will result in an increase to our payroll and related costs and expenses as a percentage of restaurant sales in 2003.

*Restaurant operating costs* in 2002 increased $9.5 million, or 12.4%, to $86.3 million from $76.8 million in 2001. Restaurant operating costs, as a percentage of restaurant sales, remained relatively flat at 17.4% in 2002 compared with 2001. In 2002, we experienced higher overall store occupancy and operating costs due primarily to increases in repair and maintenance cost, general liability insurance and credit card fees partially offset by lower utility costs compared with 2001. We also experienced a decrease in supervisory expenses in 2002 as a percentage of total restaurant sales due primarily to lower management training salaries. We anticipate higher natural gas costs in 2003 due to increased usage as a result of lower average temperatures to date in 2003 compared with 2002.

*Advertising, general and administrative expenses* increased $7.7 million, or 25.7%, to $37.7 million in 2002 from $30.0 million in 2001. As a percentage of total revenues, advertising, general and administrative expenses increased to 7.5% in 2002 from 6.7% in 2001. Advertising expenditures increased 28.1% to $17.0 million in 2002 from $13.3 million in 2001 and, as a percentage of total revenues, increased to 3.4% in 2002 from 3.0% in 2001. The increase in advertising expenditures was in response to the continued weakness of the U.S. economy. An increase in television costs represented the primary share of the overall increase in advertising expenditures. Stoney River restaurants rely primarily on word-of-mouth to attract new customers rather than media advertising. General and administrative expenses increased 23.9% to $20.7 million in 2002 from $16.7 million in 2001, and as a percentage of total revenues increased to 4.1% in 2002 from 3.8% in 2001. The increase in general and administrative expenses was primarily due to increased bonus expenses and integration costs associated with the acquisition of Ninety Nine partially offset by lower legal costs.

*Depreciation and amortization* in 2002 increased $3.4 million, or 15.3%, to $25.5 million in 2002 from $22.1 million in 2001. As a percentage of total revenues, depreciation and amortization increased to 5.1% in 2002 from 5.0% in 2001. The increase in depreciation expense was primarily attributable to new restaurants opened in 2002 and capital expenditures for improvements to existing restaurants, which offset the lack of goodwill amortization in 2002 (see Note 1 to the accompanying consolidated financial statements).

*Preopening costs* in 2002 declined $600,000, or 10.3%, to $5.1 million from $5.7 million in 2001. As a percentage of total revenues, preopening costs declined to 1.0% in 2002 from 1.3% in 2001. The decrease in preopening costs was primarily attributable to lower average cost per store opening this year versus last year.

*Income from operations* increased $12.8 million, or 38.0%, to $46.5 million in 2002 from $33.7 million in 2001. Excluding the effect of the asset impairment and exit costs recorded in 2001, income from operations increased $7.0 million, or 17.7%, in 2002.

*Interest expense, net* decreased $1.1 million in 2002 to $5.6 million from $6.6 million in 2001. This decrease is the result of overall lower interest rates in 2002. The weighted average interest rate on our revolving credit facility decreased to 3.7% in 2002 as compared with 5.2% in 2001 due to lower short-term LIBOR rates in 2002. We anticipate higher interest expense in 2003 due to the increased borrowings incurred to finance the acquisition of Ninety Nine Restaurant and Pub coupled with higher average interest rates under our new credit facility.

*Earnings before income taxes and cumulative effect of change in accounting principle* for 2002 increased $14.2 million, or 52.6%, to $41.1 million from $26.9 million in 2001. Excluding the effect of the asset impairment and exit costs recorded in 2001, earnings before income taxes increased $8.4 million, or 25.6%, in 2002.

*Income taxes* for 2002 increased $4.9 million, or 52.6%, to $14.3 million from $9.4 million in 2001. This increase was primarily the result of the increase in earnings before income taxes. Our effective tax rate remained relatively flat at 34.8% of pre-tax earnings.

In 2002, we recorded a non-cash pre-tax charge of $9.9 million ($6.1 million net of tax, or $0.31 per diluted share) as a cumulative effect of a change in accounting principle as a result of our evaluation of the goodwill carrying value of the Stoney River reporting unit.

The number of diluted weighted shares outstanding was 19.8 million shares in 2002, compared with 18.9 million shares in 2001. This increase is attributable primarily to the effect of the sale of common shares in April 2001 and a higher number of dilutive stock options in 2002.

**Fiscal Year 2001 Compared with Fiscal Year 2000**

*Total revenues* in 2001 increased $67.7 million, or 17.9%, to $444.9 million from $377.3 million in 2000 primarily as a result of an 18.0% increase in restaurant sales to $67.2 million. The increase in restaurant sales was attributable to the addition of 24 new O'Charley's restaurants, the inclusion of the two original Stoney River restaurants for the entire year following their acquisition in May 2000, one new Stoney River restaurant opened in 2001, and an increase in same store sales at our O'Charley's restaurants of 2.1%. Our overall check average for the O'Charley's concept was $11.28 in 2001 and $11.13 in 2000. The increases in revenue were partially offset by having 52 weeks of operations in 2001 compared with 53 weeks in 2000. In January 2001, we increased menu prices at our O'Charley's restaurants by approximately 2.0%. We believe we realized the majority of that price increase during the first quarter of 2001; but by the end of the first quarter, we began to see slowing consumer spending which resulted in a lower-than-expected check average. In response to the slowing consumer spending patterns, we increased our marketing efforts and began to promote lower priced entrees and lowered certain daily entree specials. As a result of this effort, we believe we maintained our increases in customer traffic but lowered our overall check average. Near the end of the third quarter of 2001, we began to see increases in consumer spending which raised our check average, but we continued to promote lower priced entrees through the end of 2001.

*Cost of food and beverage* in 2001 increased $19.6 million, or 17.9%, to $129.1 million from $109.5 million in 2000. As a percentage of restaurant sales, cost of food and beverage remained flat at 29.3% in 2001 and 2000. Although we experienced an increase in the cost of food and beverage in 2001 due to significantly higher cost for certain commodity food items, including red meat, dairy and baby back ribs, we continued to experience improved purchasing and operating efficiencies in our restaurants and commissary offsetting the higher commodity prices. Additionally, food costs were impacted by our Stoney River restaurants in 2001 where the food costs are higher than O'Charley's due primarily to a higher percentage of red meat sales. Food costs were also impacted by the promotion of lower priced entrees in 2001.

*Payroll and benefits* increased $23.0 million, or 20.0%, to $138.0 million in 2001 from $115.0 million in 2000. Payroll and benefits, as a percentage of restaurant sales, increased to 31.3% in 2001 from 30.8% in 2000. The increase was attributable to increasing salaries for restaurant management along with higher employee benefit costs, including workers' compensation and health insurance costs in 2001.

*Restaurant operating costs* in 2001 increased $12.0 million, or 18.5%, to $76.8 million from $64.8 million in 2000. Restaurant operating costs, as a percentage of restaurant sales, increased to 17.4% in 2001 from 17.3% in 2000. In 2001, we experienced higher utility costs, primarily natural gas, and higher insurance expenses, primarily general and liquor liability insurance. These increases were partially offset by a decrease in supervisory expenses in 2001 as a percentage of total revenue. Overall utilities in 2001 increased 28% compared with 2000. Natural gas prices were significantly higher during the first three quarters of 2001, but decreased during the fourth quarter to similar levels in the same quarter of 2000.

*Advertising, general and administrative expenses* increased $5.5 million, or 22.5%, to $30.0 million in 2001 from $24.5 million in 2000. As a percentage of total revenues, advertising, general and administrative expenses increased to 6.7% in 2001 from 6.5% in 2000. Advertising expenditures increased 39.6% to $13.3 million in 2001 from $9.5 million in 2000 and, as a percentage of restaurant sales, increased to 3.0% in 2001 from 2.5% in 2000. O'Charley's advertising, as a percentage of O'Charley's restaurant sales, was 3.1% in 2001 compared with 2.6% in 2000. We increased our advertising expenditures beginning in the second quarter of 2001 through the end of the year in response to the slowing consumer spending trends we began to experience near the end of the first quarter. An increase in television costs represented the primary share of the overall increase in advertising expenditures. General and administrative expenses increased 11.6% to $16.7 million in 2001 from $15.0 million in 2000, but as a percentage of total revenues, decreased to 3.8% in 2001 from 4.0% in 2000. The decrease in general and administrative expenses primarily resulted from a decrease in bonus and legal expenses.

*Depreciation and amortization* in 2001 increased $3.9 million, or 21.6%, to $22.1 million in 2001 from $18.2 million in 2000. As a percentage of total revenues, depreciation and amortization increased to 5.0% in 2001 from 4.8% in 2000. The increase in depreciation expense was primarily attributable to the growth in the number of new restaurants and capital expenditures for improvements to existing restaurants.

*Asset impairment and exit costs* were $5.8 million during 2001. During the third quarter of 2001, we made the decision to close five restaurants. The decision followed a review of historical and projected cash flows of our stores in view of the difficult economic environment in which we were operating. As a result of this decision, we recognized a charge during the third quarter of 2001 for asset impairment of approximately $5.0 million and exit costs of approximately $800,000 primarily associated with certain related lease commitments.

*Preopening costs* in 2001 increased $1.0 million, or 20.2%, to $5.7 million from $4.7 million in 2000. As a percentage of total revenues, preopening costs increased to 1.3% in 2001 from 1.2% in 2000. This increase is attributable primarily to the cost incurred for the new O'Charley's restaurants in addition to higher preopening costs incurred for the new Stoney River restaurant.

*Income from operations* decreased \$3.5 million, or 9.4%, to \$33.7 million in 2001 from \$37.2 million in 2000. Excluding the asset impairment and exit costs, income from operations increased \$2.3 million, or 6.2%, to \$39.5 million, in 2001. This increase was less than our original expectations due primarily to slowing consumer spending, higher than expected costs of certain food commodities, higher utilities, higher insurance costs and increased advertising expenditures.

*Interest expense, net* decreased \$800,000 in 2001 to \$6.6 million from \$7.4 million in 2000. This decrease is primarily the result of overall lower interest rates in 2001. The weighted average interest rate on our revolving credit facility decreased to 5.2% in 2001 compared with 7.4% in 2000 due to lower short-term LIBOR rates in 2001. Additionally, overall interest expense was reduced due to decreased borrowings on our revolver, as we used the \$41.7 million proceeds from the sale of our common stock in April 2001 to reduce our debt.

*Earnings before income taxes* for 2001 decreased \$2.9 million, or 9.7%, to \$26.9 million from \$29.8 million in 2000. Excluding the effect of the asset impairment and exit costs, earnings before income taxes increased 9.8% to \$32.7 million in 2001.

*Income taxes* for 2001 decreased \$1.1 million, or 10.3%, to \$9.3 million from \$10.4 million in 2000. This decrease was primarily the result of the decrease in earnings before income taxes. The effective tax rate decreased to 34.8% of pre-tax earnings from 35.0% in 2000 due primarily to higher tax credits.

The number of diluted weighted shares outstanding was 18.9 million shares in 2001, compared with 16.5 million shares in 2000. The primary reason for this increase is the 2.3 million shares of our common stock sold in April 2001.

## Quarterly Financial and Restaurant Operating Data

The following is a summary of certain unaudited quarterly results of operations data for each of the last three fiscal years. For accounting purposes, the first quarter consists of 16 weeks and the second, third and fourth quarters each consist of 12 weeks (13 weeks in the fourth quarter of 2000 because it was a 53-week year). As a result, some of the variations reflected in the following table are attributable to the different lengths of the fiscal quarters.

| *(dollars in thousands, except per share data)* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2002** [1] | | | | |
| Revenues | **\$149,632** | **\$115,141** | **\$116,622** | **\$118,517** |
| Income from operations | **\$ 13,946** | **\$ 10,446** | **\$ 10,277** | **\$ 11,828** |
| Net earnings | **\$ 1,935** | **\$ 5,975** | **\$ 5,902** | **\$ 6,856** |
| Basic earnings per common share | **\$ 0.10** | **\$ 0.32** | **\$ 0.31** | **\$ 0.36** |
| Diluted earnings per common share | **\$ 0.10** | **\$ 0.30** | **\$ 0.30** | **\$ 0.35** |
| Restaurants in operation, end of quarter | **171** | **177** | **183** | **188** |
| **2001** [2] | | | | |
| Revenues | \$ 130,084 | \$ 103,335 | \$ 105,757 | \$ 105,755 |
| Income from operations | \$ 12,771 | \$ 8,800 | \$ 2,146 | \$ 9,982 |
| Net earnings | \$ 6,738 | \$ 4,860 | \$ 495 | \$ 5,458 |
| Basic earnings per common share | \$ 0.42 | \$ 0.26 | \$ 0.03 | \$ 0.29 |
| Diluted earnings per common share | \$ 0.39 | \$ 0.25 | \$ 0.03 | \$ 0.28 |
| Restaurants in operation, end of quarter | 149 | 157 | 162 | 164 |

| (dollars in thousands, except per share data) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2000** | | | | |
| Revenues | $ 106,298 | $ 85,411 | $ 89,145 | $ 96,408 |
| Income from operations | $ 10,549 | $ 8,225 | $ 8,419 | $ 10,014 |
| Net earnings | $ 5,689 | $ 4,265 | $ 4,257 | $ 5,149 |
| Basic earnings per common share | $ 0.37 | $ 0.27 | $ 0.27 | $ 0.33 |
| Diluted earnings per common share | $ 0.35 | $ 0.26 | $ 0.26 | $ 0.31 |
| Restaurants in operation, end of quarter | 125 | 133 | 137 | 140 |

*[1] The Company incurred an after-tax charge of $6.1 million, or $0.31 per diluted share, which was recorded as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 associated with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The charge was related to the writeoff of goodwill associated with the Stoney River acquisition in May 2000.*

*[2] During the third quarter of 2001, management decided to close five restaurants. As a result, we recorded a non-cash charge of $5.0 million pursuant to the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" to reflect the differences between the fair value and net book value of the assets, and a charge of $800,000 for exit costs associated with the closure of such locations.*

## Liquidity and Capital Resources

Our primary sources of cash have historically been cash provided by operations, borrowings under our revolving credit facility, capitalized lease obligations and sales of our common stock. Our cash needs arise primarily from the purchase and development of new restaurants, equipment replacement, improvements to existing restaurants and the repayment of debt.

Our working capital historically has had current liabilities in excess of current assets due to cash reinvestments in long-term assets, mostly property and equipment additions, and does not indicate a lack of liquidity. We expect to meet our obligations as they come due through available cash, internally generated funds and borrowings under our revolving credit facility. At December 29, 2002, our working capital deficiency was $21.4 million. The total net increase in cash was $1.9 million in 2002.

Net cash provided by operations was $64.9 million in 2002, $46.7 million in 2001, and $40.0 million in 2000. Other sources of cash in 2002 came from net borrowings of $9.0 million under our revolving credit facility, $4.4 million of proceeds from the exercise of stock options and approximately $2.0 million from the sale of assets. Additionally, we financed $8.8 million in new restaurant equipment through capitalized lease obligations. In 2001, we received $41.7 million in net proceeds from the sale of approximately 2.3 million shares of our common stock.

In 2002, we invested $78.5 million in property and equipment expenditures, including $8.8 million of equipment acquired under capital leases. These expenditures were made primarily for 24 new O'Charley's restaurants opened during the year, three new Stoney River restaurants opened during the year, restaurants under construction at December 29, 2002, and improvements to existing restaurants and commissary facilities. Other primary uses of cash were $7.6 million in principal payments on capitalized lease obligations and other long-term debt.

The amount outstanding under the revolving credit facility was $98.0 million on December 29, 2002, an increase of approximately $9.0 million from December 30, 2001. The credit facility required monthly interest payments at a floating rate based on the bank's prime rate plus or minus a certain percentage spread or the LIBOR rate plus a certain percentage spread. The interest rate spread (85 basis points at December 29, 2002) was based on certain financial ratios and was recomputed quarterly. The weighted average interest rate on the outstanding borrowings under the facility during 2002 was 3.7%, compared with 5.2% during 2001. On December 29, 2002, the average interest rate on the outstanding balance of the facility was 3.1%, compared with 4.5% at the end of 2001.

From time to time, we may enter into interest rate swap agreements with certain financial institutions for the purpose of fixing the amount of interest we pay over a certain period of time at varying notional amounts. At December 29, 2002, there were $20.0 million in aggregate amounts of interest rate swap agreements outstanding that carried a weighted average interest rate of 5.6%. The effective amount of interest we pay on the notional amounts of these swap agreements is calculated using the interest rate of the swap plus the percentage spread on our revolving credit facility. The swap agreements outstanding at December 29, 2002, expire as follows: $10.0 million in January 2004 and $10.0 million in January 2006.

On January 27, 2003, we consummated the acquisition of Ninety Nine Restaurant and Pub for $116.0 million in cash and approximately 2.35 million shares of our common stock, plus the assumption of certain liabilities of Ninety Nine. Of the stock portion of the purchase price, we delivered approximately 941,000 shares at closing and will deliver approximately 408,000 shares on each of the first, second and third anniversaries of the closing and 94,000 shares on each of the fourth and fifth anniversaries of the closing.

In conjunction with the acquisition of Ninety Nine, we entered into a new $300 million senior secured credit facility to fund the purchase price for Ninety Nine, repay our previous revolving credit facility and provide capital for future growth. The new credit facility is comprised of a revolving credit facility with a maximum principal amount of $200 million and a term loan in the original principal amount of $100 million. The revolving credit facility matures on January 27, 2007 and the term loan matures on January 27, 2009. The term loan provides for scheduled quarterly principal amortization of $2.5 million commencing June 30, 2003, and ending March 31, 2008, and quarterly principal amortization of $16.5 million commencing June 30, 2008, with a final payment of $17.0 million due at maturity.

Amounts outstanding under the new revolving credit facility bear interest, at the Company's option, at either LIBOR plus a specified margin ranging from 2.25% to 3.0% based on certain financial ratios or the base rate, which is the higher of the lender's prime rate and the federal funds rate plus 0.5%, plus a specified margin ranging from 1.0% to 1.75% based on certain financial ratios. Amounts outstanding under the term loan bear interest, at the Company's option, at either LIBOR plus 4.0% or the base rate plus 2.75%. At February 26, 2003, the effective interest rate was 4.0% on the revolving credit facility and 5.3% on the term loan. Our new credit facility imposes restrictions on us with respect to the incurrence of additional indebtedness, sales of assets, mergers, acquisitions, joint ventures, investments, repurchases of stock and the payment of dividends. In addition, the credit facility requires us to comply with certain specified financial covenants, including covenants relating to maximum adjusted debt to EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) ratio, maximum leverage, minimum fixed charge coverage ratio, minimum asset coverage ratio and minimum capital expenditures ratio.

During 2001 and 2002, Ninety Nine Restaurant and Pub entered into a sale-leaseback facility under which it sold 30 properties and leased the properties back from the buyer. The total proceeds from the transaction were $50.8 million. The future obligations under this facility are reflected under operating leases in the "Contractual Obligations and Commercial Commitments" table below.

We have budgeted approximately $100 million to $105 million in 2003 for capital expenditures for the planned 27 to 29 new O'Charley's restaurants, approximately ten new Ninety Nine restaurants, improvements to existing restaurants, approximately two new Stoney River restaurants, expansion of our commissary facilities, and information systems improvements. There can be no assurance that actual capital expenditures in 2003 will not vary significantly from budgeted amounts based upon a number of factors, including the timing of additional purchases of restaurant sites. We intend to continue financing the furniture, fixtures and equipment for our new restaurants primarily with capitalized lease obligations.

On May 26, 2000, we purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million in cash. The transaction includes an earn-out provision for the benefit of the former owners of up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earn-out is based on the Stoney River Legendary Steaks concept achieving certain performance thresholds (income before taxes and preopening costs) for such year. The performance thresholds were not satisfied as of the end of 2002 and, accordingly, no earnout was paid in 2002. In the event that these performance thresholds are met in future years, we would recognize an expense related to the earnout provision as all of the goodwill related to the acquisition has been written off.

Based upon our current level of operations and anticipated growth, we believe that available cash flow from operations, combined with the available borrowings under our new credit facility and capitalized lease arrangements, will be adequate to meet our anticipated future requirements for working capital, capital expenditures and scheduled payments under our new term loan facility through at least December 2003. We have historically produced sufficient cash flow from operations to supplement our capital needs each year. Our ability to meet our capital needs are highly dependent on us continuing to generate sufficient cash from operations, and there can be no assurance that we will continue to do so. We continually review our capital structure to determine the optimum structure to fund our operations and anticipated growth. This may result in our repaying from time to time amounts outstanding under our credit facility through public or private issuances of debt or equity securities or through a sale-leaseback of certain O'Charley's properties. In addition, our growth strategy includes possible acquisitions or strategic joint ventures. Any acquisitions, joint ventures or other growth opportunities may require additional external financing. There can be no assurances that such sources of financing will be available to us or that any such financing would not have a negative impact on our earnings.

## Contractual Obligations and Commercial Commitments

The following tables set forth our contractual obligations and commercial commitments at December 29, 2002:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligation** | **Total** | **1 Yr** | **2-3 Yrs** | **4-5 Yrs** | **Thereafter** |
| *(in thousands)* | | | | | |
| Long-term debt | $ 98,181 | $ 17 | $ 39 | $ 98,048 | $ 77 |
| Capitalized lease obligations [1] | 38,790 | 9,389 | 17,889 | 9,120 | 2,392 |
| Operating leases | 85,148 | 7,689 | 14,555 | 14,023 | 48,881 |
| Interest rate swaps | 2,352 | 1,124 | 1,180 | 48 | – |
| Unconditional purchase obligations [2] | 42,343 | 28,968 | 7,501 | 5,874 | – |
| Total contractual cash obligations | $ 266,814 | $ 47,187 | $ 41,164 | $ 127,113 | $ 51,350 |

| | Amount of Commitment Expiration per Period | | | | |
|---|---|---|---|---|---|
| **Other Commercial Commitments** | **Total Committed** | **1 Yr** | **2-3 Yrs** | **4-5 Yrs** | **Thereafter** |
| *(in thousands)* | | | | | |
| Line of credit [3] | $ 135,000 | – | – | $ 135,000 | – |

*[1] Capitalized lease obligations include the interest expense component.*

*[2] These purchase obligations are primarily fixed volume, fixed price food and beverage contracts. In situations where the price is based on market prices, we use the existing market prices at December 29, 2002, to determine the amount of the obligation. Of the total unconditional purchase obligations shown, $9.4 million are based on variable pricing.*

*[3] This pertains to our revolving line of credit of which $98.0 million is included in long-term debt shown above.*

On January 27, 2003, we acquired Ninety Nine Restaurant and Pub. The table below sets forth our contractual obligations and commercial commitments at December 29, 2002, after giving effect to the acquisition:

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligation** | **Total** | **1 Yr** | **2-3 Yrs** | **4-5 Yrs** | **Thereafter** |
| *(in thousands)* | | | | | |
| Long-term debt | $ 214,676 | $ 7,517 | $ 20,039 | $ 134,543 | $ 52,577 |
| Capitalized lease obligations [1] | 38,790 | 9,389 | 17,889 | 9,120 | 2,392 |
| Operating leases [2] | 270,622 | 16,900 | 33,185 | 33,162 | 187,375 |
| Acquisition-related contractual obligations [3] | 4,000 | 1,000 | 2,000 | 1,000 | – |
| Interest rate swaps | 2,352 | 1,124 | 1,180 | 48 | – |
| Unconditional purchase obligations | 52,288 | 33,627 | 11,822 | 6,839 | – |
| Total contractual cash obligations | $ 582,728 | $ 69,557 | $ 86,115 | $ 184,712 | $ 242,344 |

| | Amount of Commitment Expiration per Period | | | | |
|---|---|---|---|---|---|
| **Other Commercial Commitments** | **Total Committed** | **1 Yr** | **2-3 Yrs** | **4-5 Yrs** | **Thereafter** |
| *(in thousands)* | | | | | |
| Line of credit [4] | $ 200,000 | – | – | $ 200,000 | – |
| Term loan [5] | 100,000 | 7,500 | 20,000 | 20,000 | 52,500 |
| Total commercial commitments | $ 300,000 | $ 7,500 | $ 20,000 | $ 220,000 | $ 52,500 |

*[1] Capitalized lease obligations include the interest expense component.*

*[2] Reflects total operating lease obligations including the sale-leaseback facility for Ninety Nine Restaurant and Pub.*

*[3] We have agreed to pay $1.0 million per year, plus accrued interest, on each of January 1, 2004, 2005, 2006 and 2007, to certain key employees of Ninety Nine who we continue to employ at the time of such payments.*

*[4] This pertains to our new credit facility of which $114.7 million is included in long-term debt above.*

*[5] This pertains to our new credit facility of which $100.0 million is included in long-term debt above.*

## Critical Accounting Policies

Our critical accounting policies are as follows:

- Property and equipment
- Excess of cost over fair value of net assets acquired (goodwill)
- Impairment of long-lived assets

### *Property and Equipment*

As discussed in Note 1 to the Consolidated Financial Statements, our property and equipment are stated at cost and depreciated on a straight-line method over the following estimated useful lives: building and improvements – 30 years; furniture, fixtures and equipment – 3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term. Equipment under capital leases is amortized to its expected value at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred.

Inherent in the policies regarding property and equipment are certain significant management judgments and estimates, including useful life, residual value to which the asset is depreciated, the expected value at the end of the lease term for equipment under capital leases, and the determination as to what constitutes enhancing the value of or increasing the life of assets. These significant estimates and judgments, coupled with the fact that the ultimate useful life and economic value at the end of a lease are typically not known until the passage of time, through proper maintenance of the asset, or through continued development and maintenance of a given market in which a store operates can, under certain circumstances, produce distorted or inaccurate depreciation and amortization or, in some cases result in a write-down of the value of the assets under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Critical Accounting Policy "Impairment of Long-Lived Assets" below.

We believe that our accounting policy for property and equipment provides a reasonably accurate means by which the costs associated with an asset are recognized in expense as the cash flows associated with the asset's use are realized.

*Excess of Cost Over Fair Value of Net Assets Acquired (Goodwill)*

As discussed in Note 1 to the Consolidated Financial Statements, as of December 29, 2002, we no longer amortize goodwill. Beginning in fiscal 2002, we adopted SFAS No. 142, "Goodwill and Other Intangibles". SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

We incurred an after-tax charge of $6.1 million, or $0.31 per diluted share, which was recorded as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 associated with the adoption of SFAS No. 142. The charge was related to the goodwill associated with the Stoney River acquisition.

On January 27, 2003, we acquired Ninety Nine Restaurant and Pub for $116 million in cash and approximately 2.35 million shares of our common stock. We are required to complete a valuation of the assets and liabilities of Ninety Nine and to allocate the purchase price to the acquired tangible and intangible assets and liabilities with the remaining amount being allocated to goodwill. We anticipate that a substantial majority of the purchase price will be allocated to goodwill and trademarks, which we will be required to test for impairment under SFAS No. 142 on an annual basis.

*Impairment of Long-Lived Assets*

As discussed in Note 1 to the Consolidated Financial Statements, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The judgments made related to the ultimate expected useful life and our ability to realize undiscounted cash flows in excess of the carrying value of an asset are affected by such issues as ongoing maintenance of the asset, continued development and sustenance of a given market within which a store operates, including the presence of traffic generating businesses in the area, and our ability to operate the store efficiently and effectively can cause us to realize an impairment charge. We assess the projected cash flows and carrying values at the restaurant level, which is the level where identifiable cash flows are largely independent of the cash flows of other groups of assets, whenever events or changes in circumstances indicate that the long-lived assets associated with a restaurant may not be recoverable.

We believe that our accounting policy for impairment of long-lived assets provides reasonable assurance that any assets that are impaired are written down to their fair value and a charge is taken in earnings on a timely basis.

*Other Accounting Matters*

As discussed in Note 1 to our Consolidated Financial Statements, we account for our stock option plans in accordance with SFAS No. 123, "Accounting for Stock-based Compensation." SFAS 123 encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, SFAS No. 123 also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principle Board Opinion No. 25 ("APB 25"), whereby compensation cost is the excess, if any, of the quoted market price of the stock on the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. We currently apply the provisions of APB 25 to account for our stock option plans. Stock options issued to-date pursuant to our stock options plans have had no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. We have provided in the notes to our Consolidated Financial Statements pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1997 and subsequent years as if the fair-value-based method defined in SFAS 123 had been applied. As of December 29, 2002, we had options to purchase approximately 3.5 million shares of common stock outstanding at an average exercise price of $12.43 per share. In January 2003, we issued options to purchase an aggregate of 1.1 million shares of our common stock, 533,000 of which were granted to the management of Ninety Nine Restaurant and Pub.

In the event that accounting rules associated with stock options were to change to require all entities to use the fair value based method of accounting prescribed by SFAS No. 123, or were we to voluntarily elect to apply such methods, there would be an impact on consolidated statement of earnings.

## Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendments of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishments of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends FASB Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to the accompanying consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. It applies in the first fiscal year, or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The application of this Interpretation is not expected to have a material effect on our consolidated financial statements.

## Impact of Inflation

The impact of inflation on the cost of food, labor, equipment, land and construction costs could adversely affect our operations. A majority of our employees are paid hourly rates related to federal and state minimum wage laws. As a result of increased competition and the low unemployment rates in the markets in which our restaurants are located, we have continued to increase wages and benefits in order to attract and retain management personnel and hourly employees. In addition, most of our leases require us to pay taxes, insurance, maintenance, repairs and utility costs; and these costs are subject to inflationary pressures. We attempt to offset the effect of inflation through periodic menu price increases, economies of scale in purchasing and cost controls and efficiencies at our restaurants.

## Quantitative and Qualitative Disclosures About Market Risk

We are subject to market risk from exposure to changes in interest rates based on our financing, investing, and cash management activities. We currently utilize a balanced mix of debt maturities along with both fixed-rate and variable-rate debt to manage our exposure to changes in interest rates. Our fixed-rate debt consists primarily of capitalized leases and our variable-rate debt consists of amounts outstanding under our revolving credit facility and term loan.

As an additional method of managing our interest rate exposure on our credit facility, at certain times we enter into interest rate swap agreements whereby we agree to pay over the life of the swaps a fixed interest rate payment on a notional amount and in exchange we receive a floating rate payment calculated on the same amount over the same time period. The fixed interest rates are dependent upon market levels at the time the swaps are consummated. The floating interest rates are generally based on the monthly LIBOR rate and rates are typically reset on a monthly basis, which is intended to coincide with the pricing adjustments on our revolving credit facility. As of December 29, 2002, we had in effect $20.0 million in swaps at an average fixed rate of 5.6%, $10.0 million of which matures in January 2004 and $10.0 million of which matures in January 2006.

**The Board of Directors and Shareholders**
**O'Charley's Inc.**
**Nashville, Tennessee:**

We have audited the consolidated balance sheets of O'Charley's Inc. and subsidiaries (the Company) as of December 29, 2002 and December 30, 2001, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 29, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O'Charley's Inc. and subsidiaries as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

KPMG LLP

Nashville, Tennessee
February 5, 2003

# CONSOLIDATED BALANCE SHEETS

| (dollars in thousands) | December 29, 2002 | December 30, 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | $ 8,311 | $ 6,369 |
| Accounts receivable, less allowance for doubtful accounts of $188 in 2002 and $153 in 2001 | 4,800 | 4,348 |
| Inventories | 18,300 | 18,288 |
| Deferred income taxes | 4,255 | 3,914 |
| Short-term notes receivable | 2,950 | 2,025 |
| Other current assets | 2,288 | 1,611 |
| Total current assets | 40,904 | 36,555 |
| **Property and Equipment, net** | 381,553 | 330,553 |
| **Other Assets** | 6,334 | 16,322 |
| | $ 428,791 | $ 383,430 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 13,284 | $ 11,334 |
| Accrued payroll and related expenses | 13,328 | 10,789 |
| Accrued expenses | 10,387 | 9,490 |
| Deferred revenue | 8,712 | 4,974 |
| Federal, state and local taxes | 8,595 | 7,266 |
| Current portion of long-term debt and capitalized leases | 8,015 | 7,924 |
| Total current liabilities | 62,321 | 51,777 |
| **Long-Term Debt, net of current portion** | 98,164 | 89,181 |
| **Capitalized Lease Obligations, net of current portion** | 25,923 | 24,824 |
| **Deferred Income Taxes** | 7,796 | 9,576 |
| **Other Liabilities** | 4,623 | 3,870 |
| **Shareholders' Equity:** | | |
| Common stock—No par value; authorized, 50,000,000 shares; issued and outstanding, 18,838,826 in 2002 and 18,392,554 in 2001 | 116,171 | 110,636 |
| Accumulated other comprehensive loss, net of tax | (931) | (490) |
| Retained earnings | 114,724 | 94,056 |
| Total shareholders' equity | 229,964 | 204,202 |
| | $ 428,791 | $ 383,430 |

*See notes to the consolidated financial statements.*

| (in thousands, except per share data) | Year Ended December 29, 2002 | December 30, 2001 | December 31, 2000 |
|---|---|---|---|
| **Revenues:** | | | |
| Restaurant sales | **$ 495,112** | $ 440,875 | $ 373,700 |
| Commissary sales | **4,800** | 4,056 | 3,562 |
| | **499,912** | 444,931 | 377,262 |
| **Costs and Expenses:** | | | |
| Cost of restaurant sales: | | | |
| Cost of food and beverage | **140,023** | 129,062 | 109,480 |
| Payroll and benefits | **154,311** | 138,009 | 115,029 |
| Restaurant operating costs | **86,315** | 76,788 | 64,818 |
| Cost of commissary sales | **4,488** | 3,808 | 3,341 |
| Advertising, general and administrative expenses | **37,677** | 29,979 | 24,480 |
| Depreciation and amortization | **25,527** | 22,135 | 18,202 |
| Asset impairment and exit costs | **–** | 5,798 | – |
| Preopening costs | **5,074** | 5,654 | 4,705 |
| | **453,415** | 411,233 | 340,055 |
| **Income from Operations** | **46,497** | 33,698 | 37,207 |
| **Other (Income) Expense:** | | | |
| Interest expense, net | **5,556** | 6,610 | 7,398 |
| Other, net | **(118)** | 189 | 24 |
| | **5,438** | 6,799 | 7,422 |
| **Earnings Before Income Taxes and Cumulative Effect of Change in Accounting Principle** | **41,059** | 26,899 | 29,785 |
| Income Taxes | **14,268** | 9,347 | 10,425 |
| **Earnings Before Cumulative Effect of Change in Accounting Principle** | **26,791** | 17,552 | 19,360 |
| Cumulative Effect of Change in Accounting Principle, net of tax | **(6,123)** | – | – |
| **Net Earnings** | **$ 20,668** | $ 17,552 | $ 19,360 |
| **Basic Earnings Per Common Share Before Cumulative Effect of Change in Accounting Principle** | **$ 1.44** | $ 0.99 | $ 1.24 |
| Cumulative Effect of Change in Accounting Principle, net of tax | **(0.33)** | – | – |
| **Basic Earnings Per Common Share** | **$ 1.11** | $ 0.99 | $ 1.24 |
| **Diluted Earnings Per Common Share Before Cumulative Effect of Change in Accounting Principle** | **$ 1.35** | $ 0.93 | $ 1.17 |
| Cumulative Effect of Change in Accounting Principle, net of tax | **(0.31)** | – | – |
| **Diluted Earnings Per Common Share** | **$ 1.04** | $ 0.93 | $ 1.17 |

*See notes to the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Common Stock | | Accumulated Other Comprehensive | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Loss, net | Earnings | Total |
| *(in thousands)* | | | | | |
| Balance, December 26, 1999 | 15,502 | $ 65,732 | $ (186) | $ 57,143 | $ 122,689 |
| Comprehensive income: | | | | | |
| 2000 net earnings | – | – | – | 19,360 | 19,360 |
| Change in unrealized loss on available for sale securities, net of tax | – | – | (34) | – | (34) |
| Total comprehensive income | | | | | 19,326 |
| Repurchase of common stock | (52) | (584) | – | – | (584) |
| Exercise of employee stock options including tax benefits | 196 | 1,436 | – | – | 1,436 |
| Shares issued under CHUX Ownership Plan | 58 | 623 | – | – | 623 |
| Balance, December 31, 2000 | 15,704 | 67,207 | (220) | 76,503 | 143,490 |
| Comprehensive income: | | | | | |
| 2001 net earnings | – | – | – | 17,552 | 17,552 |
| Change in unrealized loss on available for sale securities, net of tax | – | – | 220 | – | 220 |
| Market value of derivatives, net of tax | – | – | (490) | – | (490) |
| Total comprehensive income | | | | | 17,282 |
| Repurchase of common stock | (286) | (5,153) | – | – | (5,153) |
| Sale of common stock | 2,300 | 41,744 | – | – | 41,744 |
| Exercise of employee stock options including tax benefits | 593 | 5,619 | – | – | 5,619 |
| Shares issued under CHUX Ownership Plan | 82 | 1,219 | – | – | 1,219 |
| Balance, December 30, 2001 | 18,393 | 110,636 | (490) | 94,056 | 204,202 |
| Comprehensive income: | | | – | – | – |
| 2002 net earnings | | | | 20,668 | 20,668 |
| Market value of derivatives, net of tax | – | – | (441) | – | (441) |
| Total comprehensive income | | | | | 20,227 |
| Exercise of employee stock options net of shares tendered, including tax benefits | 361 | 4,097 | – | – | 4,097 |
| Shares issued under CHUX Ownership Plan | 85 | 1,438 | – | – | 1,438 |
| **Balance, December 29, 2002** | **18,839** | **$ 116,171** | **$ (931)** | **$ 114,724** | **$ 229,964** |

*See notes to the consolidated financial statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands) | Year Ended December 29, 2002 | December 30, 2001 | December 31, 2000 |
|---|---|---|---|
| **Cash Flows from Operating Activities:** | | | |
| Net earnings | $ 20,668 | $ 17,552 | $ 19,360 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Cumulative effect of accounting change, net of tax | 6,123 | – | – |
| Depreciation and amortization – property and equipment and goodwill | 25,527 | 22,135 | 18,202 |
| Amortization of debt issuance costs | 380 | 237 | 139 |
| Deferred income taxes | 1,845 | (1,336) | 2,052 |
| (Gain) loss on the sale and involuntary conversion of assets | (63) | 104 | 10 |
| Asset impairment and exit costs | – | 5,798 | – |
| Changes in assets and liabilities, excluding the effects of the Stoney River acquisition: | | | |
| Accounts receivable | (452) | (712) | (1,441) |
| Inventories | (12) | (5,683) | (3,684) |
| Other current assets and short-term notes receivable | (677) | (2,243) | (614) |
| Accounts payable | 1,950 | (1,305) | 3,321 |
| Deferred revenue | 3,738 | 1,638 | 762 |
| Accrued payroll and other accrued expenses | 4,766 | 8,707 | 1,535 |
| Tax benefit derived from exercise of stock options | 1,100 | 1,816 | 368 |
| Net cash provided by operating activities | 64,893 | 46,708 | 40,010 |
| **Cash Flows from Investing Activities:** | | | |
| Additions to property and equipment | (69,711) | (73,467) | (56,796) |
| Acquisition of company, net of cash acquired | – | – | (15,849) |
| Proceeds from the sale of assets | 2,018 | 1,355 | 293 |
| Other, net | (1,083) | (860) | 56 |
| Net cash used in investing activities | (68,776) | (72,972) | (72,296) |
| **Cash Flows from Financing Activities:** | | | |
| Proceeds from long-term debt | 9,000 | 38,700 | 38,000 |
| Payments on long-term debt and capitalized lease obligations | (7,610) | (49,573) | (7,099) |
| Debt issuance costs | – | (659) | (348) |
| Net proceeds from sale of common stock | – | 41,744 | – |
| Exercise of employee incentive stock options and issuances under stock purchase plan | 4,435 | 5,022 | 1,691 |
| Repurchase of common stock | – | (5,153) | (584) |
| Net cash provided by financing activities | 5,825 | 30,081 | 31,660 |
| Increase (decrease) in cash and cash equivalents | 1,942 | 3,817 | (626) |
| Cash and cash equivalents at beginning of the year | 6,369 | 2,552 | 3,178 |
| Cash and cash equivalents at end of the year | $ 8,311 | $ 6,369 | $ 2,552 |

*See notes to the consolidated financial statements.*

## 1. Summary of Significant Accounting Policies

O'Charley's Inc. (the "Company") owns and operates 182 (at December 29, 2002) full-service restaurant facilities in 15 southeastern and midwestern states under the trade name of "O'Charley's" and six full-service restaurant facilities under the trade name of "Stoney River Legendary Steaks." The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company's fiscal year ends on the last Sunday in December. Fiscal 2002 was comprised of 52 weeks, which ended December 29, 2002. Fiscal 2001 was comprised of 52 weeks, which ended December 30, 2001. Fiscal 2000 was comprised of 53 weeks, which ended December 31, 2000. The prior years' consolidated statement of earnings has been reclassified to conform to the current year presentation. Also see Note 18.

*Cash Equivalents.* For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had cash equivalents of $8.5 million and $2.1 million at December 29, 2002 and December 30, 2001, respectively. These cash equivalents consist entirely of overnight repurchase agreements of government securities.

*Inventories* are valued at the lower of cost (first-in, first-out method) or market and consist primarily of food, beverages and supplies.

*Preopening Costs* represent costs incurred prior to a restaurant opening and are expensed as incurred.

*Investments.* The Company owns certain marketable securities that are accounted for in accordance with Statement of Financial Accounting Standards No. 115 "Accounting for Certain Debt and Equity Securities." Marketable securities are classified as available for sale securities and are carried at fair value, with the unrealized gains and losses recorded in a separate component of shareholders' equity, net of tax, unless there is a decline in value which is considered to be other than temporary, in which case the cost of such security is written down to fair value and the amount of the write-down is reflected in earnings. At December 29, 2002 and December 30, 2001, the fair value and cost of such securities was approximately $256,000.

*Property and Equipment* are stated at cost and depreciated on a straight-line method over the following estimated useful lives: buildings and improvements–30 years; furniture, fixtures and equipment–3 to 10 years. Leasehold improvements are amortized over the lesser of the asset's estimated useful life or the expected lease term. Equipment under capitalized leases is amortized to its expected value to the Company at the end of the lease term. Gains or losses are recognized upon the disposal of property and equipment, and the asset and related accumulated depreciation and amortization are removed from the accounts. Maintenance, repairs and betterments that do not enhance the value of or increase the life of the assets are expensed as incurred.

*Excess of Cost Over Fair Value of Net Assets Acquired (goodwill)* represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," as of December 31, 2001. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets."

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of December 31, 2001. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of December 31, 2001. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. In this step, the Company compared the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which were measured as of the date of adoption. The implied fair value of goodwill was determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation was the implied fair value of the reporting unit goodwill. Because the first step of the transitional impairment test indicated that all the goodwill was impaired, the second step was not necessary and the Company recorded a non-cash pre-tax charge of $9.9 million, or $0.31 per diluted share, as a cumulative effect of a change in accounting principle effective December 31, 2001, for the goodwill associated with the Stoney River reporting unit.

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 20 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis over 5 years.

*Impairment of Long-Lived Assets.* The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of December 30, 2001. Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset held for sale, broadens the scope of business to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property and equipment, and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

*Revenues* consist of restaurant sales and to a lesser extent commissary sales. Restaurant sales include food and beverage sales and are net of applicable state and local sales taxes. Restaurant sales are recognized upon delivery of services. Proceeds from the sale of gift cards and certificates are deferred and recognized as revenue as they are redeemed. Commissary sales represent sales to outside parties consisting primarily of sales of O'Charley's branded food items, primarily salad dressings, to retail grocery chains, mass merchandisers and wholesale clubs. Commissary sales are recognized when delivery occurs, the revenue amount is determinable and when collection is reasonably assured.

*Advertising Costs.* The Company expenses advertising costs as incurred, except for certain advertising production costs that are expensed the first time the advertising takes place. Advertising expense for fiscal years 2002, 2001 and 2000, totaled $17.0 million, $13.3 million, and $9.5 million, respectively.

*Income Taxes* are accounted for in accordance with the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of earnings in the period that includes the enactment date.

*Stock Option Plan.* The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation,* and interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net earnings if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

| *(in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net earnings, as reported | $ 20,668 | $ 17,552 | $ 19,360 |
| Add stock-based employee compensation expense included in reported net earnings, net of tax | 366 | – | – |
| Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards, net of tax | (1,980) | (1,572) | (1,611) |
| Pro forma net earnings | $ 19,054 | $ 15,980 | $ 17,749 |
| Earnings per share: | | | |
| Basic-as reported | $ 1.11 | $ 0.99 | $ 1.24 |
| Basic-pro forma | $ 1.02 | $ 0.89 | $ 1.14 |
| Diluted-as reported | $ 1.04 | $ 0.93 | $ 1.17 |
| Diluted-pro forma | $ 0.96 | $ 0.84 | $ 1.07 |

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1997, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants in each respective year is as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Risk-free investment interest | 4.7% | 5.5% | 5.6% |
| Expected life in years | 4.9 | 6.1 | 6.8 |
| Expected volatility | 50.7% | 49.6% | 50.8% |
| Fair value of options granted (per share) | $ 10.69 | $ 9.78 | $ 7.32 |

*Per Share Data.* Basic earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding during each year presented. Diluted earnings per common share have been computed by dividing net earnings by the weighted average number of common shares outstanding plus the dilutive effect of options outstanding during the applicable periods.

*Stock Repurchase.* Under Tennessee law, when a corporation purchases its common stock in the open market, such repurchased shares become authorized but unissued. The Company reflects the purchase price of any such repurchased shares as a reduction of additional paid-in capital and common stock.

*Fair Value of Financial Instruments.* SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair values of most on-and-off balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations, lease contracts, and all nonfinancial instruments such as land, buildings, and equipment. The fair values of the financial instruments are estimates based upon current market conditions and quoted market prices for the same or similar instruments as of December 29, 2002 and December 30, 2001. Book value approximates fair value for substantially all of the Company's assets and liabilities that fall under the scope of SFAS No. 107.

*Derivative Instruments and Hedging Activities.* All derivatives are recognized on the consolidated balance sheet at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. The Company also determines how ineffectiveness will be measured. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item. If it is determined that a derivative is ineffective as a hedge, the Company discontinues hedge accounting prospectively.

During fiscal 2001, the Company entered into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. These agreements were designated as cash flow hedges. For interest rate swaps, the differential to be paid or received is accrued and recognized in interest expense and may change as market interest rates change. If the swaps were to be terminated prior to their maturity, the gain or loss would be recognized over the remaining original life of the swap if the item hedged remained outstanding or immediately if the item hedged did not remain outstanding.

*Comprehensive Income.* SFAS No. 130, "Reporting Comprehensive Income," establishes rules for the reporting of comprehensive income and its components. Comprehensive income, presented in the Consolidated Statement of Shareholders' Equity and Comprehensive Income, consists of net income and unrealized gains (losses) on available-for-sale securities and interest rate swaps. Other comprehensive loss, net of tax, for 2002 was $441,000. The accumulated other comprehensive loss is comprised of an unrealized loss on derivative financial instruments of $931,000, net of tax at December 29, 2002.

*Operating Segments.* Due to similar economic characteristics, as well as a single type of product, production process, distribution system and type of customer, the Company reports the operations of its two concepts on an aggregated basis and does not separately report segment information. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. As a result, separate segment information is not disclosed.

*Use of Estimates.* Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

*Accounting Changes and Recent Accounting Pronouncements.* In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria which intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

The Company adopted the provisions of SFAS No. 141 on July 1, 2001, except with regard to business combinations initiated prior to July 1, 2001. SFAS No. 142 was adopted by the Company effective December 31, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, continued to be amortized prior to the adoption of SFAS No. 142.

As of the date of adoption, the Company had unamortized goodwill in the amount of $10.0 million, which was subject to the transition provisions of SFAS No. 142. Amortization expense related to goodwill was $544,000 for the year ended December 30, 2001. During the second quarter of 2002, the Company completed the required goodwill transitional impairment tests under SFAS No. 142 as of December 31, 2001, and recorded a non-cash pretax charge of $9.9 million ($6.1 million after tax or $0.31 per diluted share). This charge is recorded in the consolidated statement of earnings for the year ended December 29, 2002, as a cumulative effect of a change in accounting principle. The Company identified the reporting units as required by SFAS No. 142 and determined the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and intangible assets, to the reporting units at December 31, 2001. The impaired goodwill was related to the Stoney River reporting unit. The amount of the charge was determined by comparing the fair value of the Stoney River reporting unit to the fair value of its net assets, exclusive of goodwill, at December 30, 2001. The fair value of the Stoney River reporting unit was determined by a combination of two approaches: the market approach and the income approach. The market approach values the reporting unit by comparing market multiples of revenue and cash flow for similar concepts. The market approach also uses comparable purchase transactions of similar concepts. The income approach values the reporting unit by discounting the expected future cash flows of the reporting unit. The table below sets forth the adjusted 2001 and 2000 fiscal years assuming no goodwill amortization was recognized during that time (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Earnings before income taxes | $ 26,899 | $ 29,785 |
| Goodwill amortization | 544 | 335 |
| Adjusted earnings before income taxes | 27,443 | 30,120 |
| Adjusted taxes | 9,536 | 10,542 |
| Net earnings | $ 17,907 | $ 19,578 |
| Basic earnings per share | $ 1.01 | $ 1.26 |
| Diluted earnings per share | $ 0.95 | $ 1.18 |

In November 2001, the EITF issued EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This standard deals with how a company recognized the effect of discounts and coupons in the financial statements and requires companies to show revenues net of any sales generated by these discounts and coupon redemptions. The Company adopted this standard in the first quarter of 2002. The adoption had no impact on the consolidated financial statements.

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on December 30, 2002. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendments of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishments of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early applications encouraged.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The Company has no guarantees that would be required to be disclosed under FASB Interpretation No. 45.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of

SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002, and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, and interpretation of ARB No. 51." This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. It applies in the first fiscal year, or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The application of this Interpretation is not expected to have a material effect on the Company's consolidated financial statements.

## 2. Acquisition

On May 26, 2000, the Company purchased two existing Stoney River Legendary Steaks restaurants and all associated trademarks and intellectual property for approximately $15.8 million in cash. In addition, the transaction includes an earn-out provision pursuant to which the sellers may receive up to $1.25 million at the end of 2002, $1.25 million at the end of 2003, and $2.5 million at the end of 2004. The potential earnout is based on the Stoney River concept achieving certain performance thresholds (income before taxes and preopening costs) for such year. The performance thresholds were not satisfied as of the end of 2002 and, accordingly, no earnout was paid in 2002. In the event that these performance thresholds are met in future years, the Company would recognize an expense related to the earnout provision as if all of the goodwill related to the acquisition has been written off. The transaction was accounted for using the purchase method of accounting and, accordingly, the results of operations of Stoney River have been included in the Company's consolidated financial statements from the date of acquisition. The Stoney River concept is being operated as a wholly owned subsidiary of the Company. Through December 30, 2001, goodwill resulting from the acquisition was being amortized on a straight-line basis over 20 years. The allocation of the purchase price to the acquired net assets is as follows (in thousands):

| | |
|---|---|
| Estimated fair value of assets acquired | $ 5,166 |
| Purchase price in excess of the net assets acquired (goodwill) | 10,701 |
| Non-compete agreements | 119 |
| Estimated fair value of liabilities assumed | (131) |
| Cash paid | 15,855 |
| Less cash acquired | (6) |
| Net cash paid for acquisition | $ 15,849 |

The following unaudited pro forma condensed results of operations give effect to the acquisition of Stoney River Legendary Steaks as if such transaction had occurred at the beginning of fiscal 2000:

| *(in thousands, except per share data)* | Fiscal Year 2000 Pro Forma Earnings |
|---|---|
| Total revenues | $ 381,108 |
| Earnings before income taxes | 28,930 |
| Net earnings | 18,804 |
| Basic earnings per share | $ 1.21 |
| Basic weighted average common shares outstanding | 15,584 |
| Diluted earnings per share | $ 1.14 |
| Diluted weighted average common shares outstanding | 16,525 |

The foregoing unaudited pro forma amounts are based upon certain assumptions and estimates, including, but not limited to, the recognition of interest expense on debt incurred to finance the acquisition and amortization of goodwill over 20 years. The unaudited pro forma amounts do not necessarily represent results which would have occurred if the acquisition had taken place on the basis assumed above, nor are they indicative of the results of future combined operations.

The Company has entered into an arrangement with the general manager of each Stoney River restaurant pursuant to which the general manager has acquired a 6% interest in a subsidiary that owns the restaurant that the general manager manages in exchange for a capital contribution to such subsidiary. The Company has also entered into a five-year employment agreement with each general manager. During the five-year employment term, each general manager is prohibited from selling or otherwise transferring his or her 6% interest. Upon the fifth anniversary of the general manager's capital contribution to the subsidiary, the Company has the option, but not the obligation, to purchase the general manager's 6% interest for fair market value. In the event the general manager's employment with the Company terminates prior to the expiration of the five-year term of his employment agreement, the Company has the option, but not the obligation, to purchase the general manager's 6% interest on the terms set forth in the operating agreement governing the subsidiary. In addition, the general manager's 6% interest is subject to forfeiture based on certain events set forth in the operating agreement. The Company has entered into a management agreement with the subsidiary whereby the Company provides management services to the subsidiary.

See Note 18 for a discussion of the Company's acquisition of Ninety Nine Restaurant and Pub (Ninety Nine).

### 3. Property and Equipment

Property and equipment consist of the following at year-end:

| *(in thousands)* | **December 29, 2002** | December 30, 2001 |
|---|---|---|
| Land and improvements | **$ 91,237** | $ 81,275 |
| Buildings and improvements | **157,542** | 133,108 |
| Furniture, fixtures and equipment | **106,323** | 88,514 |
| Leasehold improvements | **87,856** | 73,074 |
| Equipment under capitalized leases | **56,218** | 47,866 |
| Property leased to others | **802** | 1,140 |
| | **499,978** | 424,977 |
| Less accumulated depreciation and amortization | **(118,425)** | (94,424) |
| | **$ 381,553** | $ 330,553 |

Depreciation and amortization of property and equipment was $25.5 million, $21.6 million and $17.9 million for the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

## 4. Other Assets

Other assets consist of the following at year-end:

| *(in thousands)* | December 29, 2002 | December 30, 2001 |
|---|---|---|
| Excess of cost over fair value of net assets acquired (goodwill), net of accumulated amortization of $163 in 2002 and $1,010 in 2001 | $ 159 | $ 10,013 |
| Cash surrender value of life insurance, deferred compensation | 2,514 | 2,588 |
| Marketable securities available for sale | 256 | 256 |
| Notes receivable | 917 | 1,176 |
| Other assets | 2,488 | 2,289 |
| | $ 6,334 | $ 16,322 |

Amortization of goodwill was $0, $544,000 and $335,000 for the years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively. Included in the notes receivable shown above are notes from related parties. (See note 14)

## 5. Accrued Expenses

Accrued expenses include the following at year-end:

| *(in thousands)* | December 29, 2002 | December 30, 2001 |
|---|---|---|
| Insurance expenses | $ 5,033 | $ 4,058 |
| Employee benefits | 1,543 | 1,969 |
| Other accrued expenses | 3,811 | 3,463 |
| | $ 10,387 | $ 9,490 |

## 6. Long-Term Debt

Long-term debt consists of the following at year-end:

| *(in thousands)* | December 29, 2002 | December 30, 2001 |
|---|---|---|
| Revolving line of credit | $ 98,000 | $ 89,000 |
| Secured mortgage note payable | 181 | 196 |
| Installment note payable | – | 110 |
| | 98,181 | 89,306 |
| Less current portion of long-term debt | (17) | (125) |
| Long-term debt, net of current portion | $ 98,164 | $ 89,181 |

On January 31, 2000, the Company entered into an amended and restated revolving credit agreement (the "Third Amendment") which increased its unsecured line of credit facility to $135.0 million from $100.0 million. At December 29, 2002, the $98.0 million outstanding balance carried interest rates from 2.2% to 2.3%. At December 30, 2001, the $89.0 million outstanding balance carried interest rates from 2.7% to 4.3%. At December 29, 2002, the Company was in compliance with all covenants associated with this credit facility. The Company was required to pay commitment fees on the $135 million revolving line of credit. The commitment fees in 2002 ranged from 0.125% to 0.15% depending upon the Company's performance in meeting certain financial and other covenants. The total amount paid in 2002 for commitment fees was approximately $195,000.

The secured mortgage note payable at December 29, 2002, bears interest at 10.5% and is payable in monthly installments, including interest, through June 2010. This debt is collateralized by land and buildings having a depreciated cost of approximately $1.0 million at December 29, 2002.

The installment note payable at December 30, 2001, was paid in full in February 2002.

The annual maturities of long-term debt as of December 29, 2002, were: $17,000-2003; $19,000-2004; $21,000-2005; $98.0 million-2006; $25,000-2007; and $77,000 thereafter.

See Note 18 for a discussion of the Ninety Nine acquisition, the Company's new credit facility and related impact on the Company's debt agreements.

7. Lease Commitments

The Company has various leases for certain restaurant land and buildings under operating lease agreements. Under these leases, the Company pays taxes, insurance and maintenance costs in addition to the lease payments. Certain leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum rent. The Company leases certain equipment and fixtures under capital lease agreements having lease terms from five to seven years. The Company expects to exercise its options under these agreements to purchase the equipment in accordance with the provisions of the lease agreements.

As of December 29, 2002, approximately $36.3 million net book value of the Company's property and equipment is under capitalized lease obligations. Interest rates on capitalized lease obligations range from 4.0% to 7.5%. Future minimum lease payments at December 29, 2002, are as follows:

| | Capitalized Equipment Leases | Operating Leases |
|---|---|---|
| *(in thousands)* | | |
| 2003 | $ 9,389 | $ 7,689 |
| 2004 | 8,911 | 7,386 |
| 2005 | 8,978 | 7,169 |
| 2006 | 5,844 | 7,138 |
| 2007 | 3,276 | 6,885 |
| Thereafter | 2,392 | 48,881 |
| Total minimum rentals | 38,790 | $ 85,148 |
| Less amount representing interest | (4,869) | |
| Net minimum lease payments | 33,921 | |
| Less current maturities | (7,998) | |
| Capitalized lease obligations, net of current portion | $ 25,923 | |

Rent expense for 2000, 2001 and 2002 for operating leases is as follows:

| *(in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Minimum rentals | $ 8,104 | $ 7,429 | $ 6,272 |
| Contingent rentals | 302 | 602 | 614 |
| | $ 8,406 | $ 8,031 | $ 6,886 |

See Note 18.

## 8. Derivative Instruments and Hedging Activities

The Company uses variable-rate debt to help finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management periodically enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed-rate cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. The swaps have been designated as cash flow hedges.

Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income, net of tax. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged debt obligation in the same period in which the related interest affects earnings.

As of December 29, 2002, the Company had in effect $20.0 million in swaps at an average fixed rate of 5.6%, $10.0 million of which matures in January 2004 and $10.0 million of which matures in January 2006. As of December 29, 2002, $931,000 of deferred losses, net of tax, on the swaps were included in accumulated other comprehensive income.

## 9. Income Taxes

The total income tax expense (benefit) for each respective year is as follows:

| *(in thousands)* | 2002 | 2001 | 2000 |
|---|---|---|---|
| Earnings before cumulative effect of accounting change | $ 14,268 | $ 9,347 | $ 10,425 |
| Tax effect of cumulative effect of accounting change | (3,731) | – | – |
| Shareholders' equity, tax benefit on market value loss on derivative instruments | (235) | (260) | – |
| Shareholders' equity, tax benefit derived from non-statutory stock options exercised | (1,100) | (1,816) | (387) |
| | $ 9,202 | $ 7,271 | $ 10,038 |

Income tax expense (benefit) related to earnings before cumulative effect of a change in accounting principle for each respective year is as follows:

| *(in thousands)* | **2002** | 2001 | 2000 |
|---|---|---|---|
| Current | **$ 12,423** | $ 10,683 | $ 8,373 |
| Deferred | **1,845** | (1,336) | 2,052 |
| | **$ 14,268** | $ 9,347 | $ 10,425 |

Income tax expense (benefit) attributable to earnings before cumulative effect of a change in accounting principle differs from the amounts computed by applying the applicable U.S. federal income tax rate to pretax earnings from operations as a result of the following:

| | **2002** | 2001 | 2000 |
|---|---|---|---|
| Federal statutory rate | **35.0 %** | 35.0 % | 35.0 % |
| Increase (decrease) in taxes due to: | | | |
| State income taxes, net of federal tax benefit | **3.1** | 3.2 | 3.0 |
| Tax credits and other | **(3.3)** | (3.4) | (3.0) |
| | **34.8 %** | 34.8 % | 35.0 % |

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at each of the respective year-ends are as follows:

| *(in thousands)* | **2002** | 2001 |
|---|---|---|
| Deferred tax assets: | | |
| Inventories, principally due to uniform capitalization | **$ 714** | $ 56 |
| Goodwill impairment | **3,364** | – |
| Accrued expenses, principally due to accruals for workers' compensation, employee health and retirement benefits | **2,446** | 2,606 |
| Asset impairment and exit cost | **2,135** | 2,242 |
| Other | **705** | 195 |
| Total gross deferred tax assets | **9,364** | 5,099 |
| Deferred tax liabilities: | | |
| Property and equipment, principally due to differences in depreciation and capitalized lease amortization | **12,905** | 10,658 |
| Other | **–** | 103 |
| Total gross deferred tax liabilities | **12,905** | 10,761 |
| Net deferred tax liability | **$ 3,541** | $ 5,662 |

The net deferred tax liability (asset) at year-end is recorded as follows:

| *(in thousands)* | **2002** | 2001 |
|---|---|---|
| Deferred income taxes, long-term liability | **$ 7,796** | $ 9,576 |
| Deferred income taxes, current asset | **(4,255)** | (3,914) |
| | **$ 3,541** | $ 5,662 |

There was no valuation allowance for deferred tax assets recorded as of December 29, 2002, December 30, 2001 and December 31, 2000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

## 10. Shareholders' Equity

The Company's charter authorizes 100,000 shares of preferred stock of which the Board of Directors may, without shareholder approval, issue with voting or conversion rights upon the occurrence of certain events. At December 29, 2002, no preferred shares had been issued.

On December 8, 2000, the Company's Board of Directors adopted a Shareholders' Rights Plan (the "Rights Plan") to protect the interests of the Company's shareholders if the Company is confronted with coercive or unfair takeover tactics by third parties. Pursuant to the Rights Plan, a dividend of one Right for each share of outstanding share of the Company's Common Stock was issued to shareholders of record on December 27, 2000. Under certain conditions, each Right may be exercised to purchase one-thousandth of a share of a new Series A Junior Preferred Stock at an exercise price of $80 per Right. Each Right will become exercisable following the tenth day after a person's or group's acquisition of or commencement of a tender exchange offer for 18% or more of the Company's Common Stock. If a person or group acquires 18% or more of the Company's Common Stock, each right will entitle its holder (other than the person or group whose action has triggered the exercisability of the Rights) to purchase common stock of either O'Charley's Inc. or the acquiring company (depending on the form of the transaction) having a value of twice the exercise price of the Rights. The Rights will also become exercisable in the event of certain mergers or asset sales involving more than 50% of the Company's assets or earning power. The Rights may be redeemed prior to becoming exercisable, subject to approval by the Company's Board of Directors, for $0.001 per Right. The Rights expire on December 8, 2010. The Company has reserved 50,000 shares of Series A Junior Preferred Stock for issuance upon exercise of the Rights.

## 11. Earnings Per Share

The following is a reconciliation of the weighted average shares used in the calculation of basic and diluted earnings per share:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| *(in thousands)* | | | |
| Weighted average shares outstanding - basic | 18,683 | 17,772 | 15,584 |
| Incremental stock option shares outstanding | 1,103 | 1,101 | 941 |
| Weighted average shares outstanding - diluted | 19,786 | 18,873 | 16,525 |

For the fiscal years 2002, 2001, and 2000, the number of anti-dilutive shares excluded from the weighted average shares calculation were approximately 233,000, 73,000, and 1,016,000, respectively.

## 12. Stock Compensation and Purchase Plans

The Company has various incentive stock option plans that provide for the grant of both statutory and nonstatutory stock options to officers, key employees, nonemployee directors and consultants of the Company. The Company has reserved 5,545,924 shares of common stock for issuance pursuant to these plans. Options are granted at 100% of the fair market value of common stock on the date of the grant, expire ten years from the date of the grant and are exercisable at various times as previously determined by the Board of Directors. The Company adopted the O'Charley's 2000 Stock Incentive Plan (the "2000 Plan") in May 2000. The Company has reserved 3,000,000 shares of common stock for issuance pursuant to the 2000 Plan. At December 29, 2002, options to purchase 939,525 shares of common stock were outstanding under the 2000 Plan. Following adoption of the 2000 Plan, no additional options may be granted pursuant to previously adopted stock option plans. At December 30, 2001, options to purchase 2,583,799 shares of common stock were outstanding under those previously adopted plans. The Company applies APB Opinion No. 25 in accounting for its plan; and, accordingly, no compensation cost has been recognized.

A summary of stock option activity during the past three years is as follows:

| | Number of Shares | Weighted-Average Exercise Price |
|---|---|---|
| Balance at December 26,1999 | 3,679,895 | $ 9.21 |
| Granted | 544,400 | 12.50 |
| Exercised | (195,884) | 5.69 |
| Forfeited | (177,539) | 13.08 |
| Balance at December 31,2000 | 3,850,872 | 9.67 |
| Granted | 514,550 | 17.84 |
| Exercised | (593,285) | 6.64 |
| Forfeited | (173,919) | 14.49 |
| Balance at December 30, 2001 | 3,598,218 | 11.11 |
| Granted | 392,500 | 21.67 |
| Exercised | (366,101) | 8.51 |
| Forfeited | (101,293) | 13.67 |
| **Balance at December 29, 2002** | **3,523,324** | **$ 12.43** |

At the end of 2002, 2001 and 2000, the number of options exercisable was approximately 2,180,000, 2,267,000 and 2,362,000, respectively; and the weighted average exercise price of those options was $9.81, $8.82, and $7.48, respectively.

The following table summarizes information about stock options outstanding at December 29, 2002:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Number | Weighted-Avg. Remaining Contractual Life | Weighted-Average Exercise Price | Number | Weighted-Average Exercise Price |
| $ 1.00 to 4.99 | 50,775 | 0.2 years | $ 4.25 | 50,775 | $ 4.25 |
| $ 5.00 to 5.99 | 699,102 | 0.8 | 5.61 | 699,102 | 5.61 |
| $ 6.00 to 7.99 | 331,238 | 2.0 | 7.53 | 330,035 | 7.53 |
| $ 8.00 to 10.99 | 269,261 | 3.6 | 8.95 | 247,598 | 8.85 |
| $ 11.00 to 13.99 | 575,967 | 6.1 | 12.18 | 335,080 | 12.19 |
| $ 14.00 to 15.99 | 811,806 | 6.3 | 15.08 | 370,640 | 15.07 |
| $ 16.00 to 18.99 | 400,675 | 8.3 | 17.84 | 98,925 | 17.89 |
| Over $ 18.99 | 384,500 | 9.3 | 21.69 | 48,250 | 23.63 |
| $ 1.00 to 24.19 | 3,523,324 | 5.0 years | $ 12.43 | 2,180,405 | $ 9.81 |

In the first quarter of 2002, the Company granted approximately 84,000 restricted stock units to certain of its executive officers and senior management in order to provide retention incentives and to encourage them to meet and exceed budgeted increases in targeted performance criteria. Each restricted stock unit represents the right to receive one share of the Company's common stock. For each of fiscal years 2002, 2003 and 2004, the compensation committee of the Board of Directors will establish performance criteria related to targeted earnings per share. If the annual performance targets are achieved, one-third of the restricted stock units will vest in that year and the Company will issue the corresponding number of common shares. In the event the performance criteria are not achieved, the restricted stock units that would have vested related to that fiscal year shall not vest and all rights thereto shall forfeit. In the event that the employment of the individual by the Company is terminated for any reason, no further vesting of restricted stock units shall occur. Compensation cost related to these restricted stock unit awards recognized by the Company during the fiscal year ended December 29, 2002, approximated $560,000.

The Company has established the CHUX Ownership Plan for the purpose of providing an opportunity for eligible employees of the Company to become shareholders in O'Charley's. The Company has reserved 675,000 common shares for this plan. The CHUX Ownership Plan is intended to be an employee stock purchase plan, which qualifies for favorable tax treatment under Section 423 of the Internal Revenue Code. The Plan allows participants to purchase common shares at 85% of the lower of 1) the closing market price per share of the Company's Common Stock on the last trading date of the plan period or 2) the average of the closing market price of the Company's Common Stock on the first and the last trading day of the plan period. Contributions of up to 15% of base salary are made by each participant through payroll deductions. As of December 29, 2002, 353,955 shares have been issued under this plan.

During the first quarter of 2003, the Company granted options to purchase approximately 1.1 million shares of common stock to certain senior management, operations management and support staffs of all three restaurant concepts. In addition, the Company granted approximately 134,000 restricted stock units under the 2000 Plan.

### 13. Employee Benefit Plans

The Company has a 401(k) salary reduction and profit-sharing plan called the CHUX Savings Plan (the "Plan"). Under the Plan, employees can make contributions up to 15% of their annual compensation. The Company contributes annually to the Plan an amount equal to 50% of employee contributions, subject to certain limitations. Additional contributions are made at the discretion of the Board of Directors. Company contributions vest at the rate of 20% each year beginning after the employee's initial year of employment. Company contributions were approximately $500,000 in 2002, $550,000 in 2001 and $439,000 in 2000.

The Company maintains a deferred compensation plan for a select group of management employees to provide supplemental retirement income benefits through deferrals of salary, bonus and deferral of contributions which cannot be made to the Company's 401(k) Plan due to Internal Revenue Code limitations. Participants in this plan can contribute, on a pre-tax basis, up to 50% of their base pay and 100% of their bonuses. The Company contributes annually to this plan an amount equal to a matching formula of each participant's deferrals. Company contributions were $203,000 in 2002, $248,000 in 2001 and $214,000 in 2000. The amount of the deferred compensation liability payable to the participants is recorded as "other liabilities" on the consolidated balance sheets.

### 14. Related-Party Transactions

At the beginning of 2000, the Company leased two of its restaurants from CWF Associates, Inc., an entity that was controlled by certain directors and Gregory L. Burns, the Company's chairman of the board and chief executive officer. During 2000, the Company purchased the leased properties for an aggregate of $1.9 million.

At the beginning of 2000, the Company leased the land and building of four of its restaurants from Two Mile Partners, a partnership whose partners were David K. Wachtel, Jr., who owned 75% and was the managing partner of the partnership and a former director and executive officer of the Company, and Gregory L. Burns, the Company's chairman of the board and chief executive officer, who owns 25% of the partnership. During 2000, the Company terminated one of the leases. The three remaining leases were to expire at various times through 2007, with options to renew for a term of 10 years. The Company purchased the land and buildings for three of its restaurant sites from Two Mile Partners during January 2002 for $4.3 million.

The aforementioned related-party transactions are reflected in the consolidated financial statements as follows:

| (in thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Consolidated Statements of Operations** | | | |
| Restaurant operating costs: | | | |
| Rent expense | $ 29 | $ 330 | $ 448 |
| Contingent rentals | 15 | 160 | 327 |

During 2001, the Company paid a portion of the cash bonuses to its executive officers on a quarterly basis as an advance on the cash bonuses that the Company expected to pay for 2001. The Company did not achieve the targeted level of earnings during 2001 necessary for the payment of cash bonuses to these executive officers. Each of the executive officers has agreed to repay the amounts paid to such officer as a cash bonus during 2001. The total amount of the loans to these executive officers was approximately $495,000. The loans have a three-year term with principal and accrued interest, at the rate of 5% per annum, payable at the end of the term.

## 15. Consolidated Statements of Cash Flows

Supplemental disclosure of cash flow information is as follows:

| (in thousands) | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash paid for interest | $ 5,828 | $ 7,552 | $ 8,003 |
| Additions to capitalized lease obligations | 8,749 | 10,559 | 10,871 |
| Income taxes paid (net of refunds) | 11,048 | 7,242 | 10,203 |

## 16. Asset Impairment and Exit Costs

During the 2001 third quarter, the Company decided to close five stores. This decision followed a review of historical and projected cash flows of the Company's stores in view of the difficult economic environment in which the Company was operating. As a result of this decision, the Company recognized a charge during the third quarter of 2001 for asset impairment and exit costs totaling $5.8 million. This amount includes an asset impairment charge of approximately $5.0 million related to building, leasehold improvement and equipment write-downs, and an exit cost accrual of approximately $800,000 relating primarily to minimum property lease payments from the post-closure date to the projected sublease date, if applicable, otherwise to the end of the lease term. With respect to the asset impairment charge, fair value was determined by discounting projected cash flow for each location, which is the lowest level of identifiable cash flows largely independent of the cash flows of other groups of assets, over its remaining operating period, including the estimated proceeds from the disposition of such assets. The exit cost accrual is reflected in accrued expenses on the accompanying consolidated balance sheet at December 29, 2002. The balance in the exit cost accrual at December 29, 2002, was approximately $686,000.

17. Litigation

The Company is also involved in various other legal actions incidental to its business. In the opinion of management, the ultimate outcome of these matters will not have a material impact on the Company's operating results, liquidity or financial position.

18. Subsequent Events

On January 27, 2003, the Company acquired Ninety Nine Restaurant and Pub, a casual dining chain based in Woburn, Massachusetts. The Company acquired Ninety Nine for $116 million in cash and approximately 2.35 million shares of its common stock, plus the assumption of certain liabilities. In addition to the purchase price, the Company has agreed to pay a total of $1.0 million per year, plus accrued interest, on each of January 1, 2004, 2005, 2006 and 2007, to certain key employees of Ninety Nine who the Company continues to employ at the time of such payments. Of the stock portion of the purchase price, the Company delivered approximately 941,000 shares at closing and will deliver approximately 408,000 shares on each of the first, second, and third anniversaries of the closing and 94,000 shares on each of the fourth and fifth anniversaries of the closing.

The transaction will be accounted for using the purchase method of accounting as required by SFAS No. 141 and, accordingly, the results of operations of Ninety Nine will be included in the Company's consolidated financial statements from the date of acquisition. The Ninety Nine concept is being operated as a wholly owned subsidiary of the Company. The Company is in the process of determining the preliminary allocation of the purchase price to the acquired net assets, but such process has not been completed.

On January 27, 2003, the Company entered into a new credit facility for the purpose of purchasing Ninety Nine, retiring the previous revolving credit facility and providing capital for future growth. The new credit facility is comprised of a revolving credit facility in the maximum principal amount of $200 million and a term loan in the original principal amount of $100 million. The revolving credit facility matures on January 27, 2007, and the term loan matures on January 27, 2009. The term loan provides for scheduled quarterly principal amortization of $2.5 million commencing June 30, 2003, and ending March 31, 2008, and quarterly principal amortization of $16.5 million commencing June 30, 2008, with a final payment of $17.0 million due at maturity.

Amounts outstanding under the new revolving credit facility bear interest, at the Company's option, at either LIBOR plus a specified margin ranging from 2.25% to 3.0% based on certain financial ratios or the base rate, which is the higher of the lender's prime rate and the federal funds rate plus 0.5%, plus a specified margin ranging from 1.0% to 1.75% based on certain financial ratios. Amounts outstanding under the term loan bear interest, at the Company's option, at either LIBOR plus 4.0% or the base rate plus 2.75%. The new credit facility imposes restrictions on the Company with respect to the incurrence of additional indebtedness, sales of assets, mergers, acquisitions, joint ventures, investments, repurchases of stock and the payment of dividends. In addition, the credit facility requires the Company to comply with certain specified financial covenants, including covenants relating to maximum adjusted debt to EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) ratio, maximum leverage, minimum fixed charge coverage ratio, minimum asset coverage ratio and minimum capital expenditures ratio.

Future minimum operating lease payments for the Company, including lease obligations of Ninety Nine, are as follows:

| *(in thousands)* | |
|---|---|
| 2003 | $ 16,900 |
| 2004 | 16,647 |
| 2005 | 16,538 |
| 2006 | 16,643 |
| 2007 | 16,519 |
| Thereafter | 187,375 |
| | $ 270,622 |



*Left to Right–Seated:* Gregory L. Burns, Shirley A. Zeitlin; *Standing:* John W. Stokes; Jr., Steven J. Hislop; G. Nicholas Spiva; Richard Reiss, Jr.; H. Steve Tidwell; Dale W. Polley; Samuel H. Howard; Robert J. Walker

**Board of Directors**

Gregory L. Burns [3]
*Chairman of the Board and Chief Executive Officer*
*O'Charley's Inc.*

Steven J. Hislop [3]
*President and Chief Operating Officer*
*O'Charley's Inc.*

Samuel H. Howard [2]
*Chairman*
*Phoenix Holdings, Inc.*
*an investment holding company*

Dale W. Polley [2]
*Retired*
*Former President & Vice Chairman*
*First American Corporation*

Richard Reiss, Jr. [1,3]
*Chairman*
*Georgica Advisors, LLC*
*a private investment management firm*

G. Nicholas Spiva [1]
*President*
*Spiva-Hill Investments*
*a commercial real estate development company*

John W. Stokes, Jr. [1]
*Vice Chairman*
*Morgan Keegan & Company, Inc.*
*an investment banking firm*

H. Steve Tidwell [3]
*Chairman*
*SPFS, Inc.*
*a franchisee of Shoney's and Captain D's restaurants*

Robert J. Walker [3]
*Partner*
*Walker, Bryant & Tipps*
*a law firm*

Shirley A. Zeitlin [2]
*President and Chief Executive Officer*
*Shirley Zeitlin & Co. Realtors*
*a real estate brokerage company*

[1] *Compensation Committee*
[2] *Audit Committee*
[3] *Executive Committee*



**Executive Management Committee**
*Left to Right–Front:* Gregory L. Burns, Steven J. Hislop; *Back:* Charles F. "Chad" Doe, Jr.; Herman A. "Sonny" Moore, Jr.; Susan M. Osterberg; William E. "Eddie" Hall; A. Chad Fitzhugh

**O'Charley's Inc.**
Gregory L. Burns
*Chairman of the Board and Chief Executive Officer*

Steven J. Hislop
*President and Chief Operating Officer*

A. Chad Fitzhugh
*Chief Financial Officer, Secretary and Treasurer*

Herman A. "Sonny" Moore, Jr.
*President of Commissary and Purchasing*

Susan M. Osterberg
*Chief Support Officer*

Carol L. Arrowood
*Vice President of Human Resources Support Services*

Robert F. Chaffin
*Vice President of Purchasing*

James J. Gray
*Chief Information Officer*

Edward C. "Zeb" Hastings
*Director of Franchising*

R. Jeffrey Williams
*Director of Accounting and Corporate Controller*

**O'Charley's Concept**
William E. "Eddie" Hall
*Concept President*

Francis X. Biller
*Vice President of Operations*

David R. Blackburn
*Vice President of Business Development*

Dawn T. Boulanger
*Vice President of Marketing*

Lester E. Lockhart, Jr.
*Vice President of Real Estate and Development*

David J. Simpson
*Vice President of Construction*

Guy W. Stanke
*Vice President of Operations*

Bruce W. Dixon
*Director of Real Estate*

Paul B. Schramkowski
*Director of Product Development*

Susan S. Williams
*Director of Recruiting and Training*

**Ninety Nine Concept**
Charles F. "Chad" Doe, Jr.
*Concept President*

Leonard W. Carpenter
*Executive Vice President of Operations*

John E. Cussen
*Executive Vice President of Finance and Controller*

Dana G. Doe
*Executive Vice President of Real Estate*

William A. Doe
*Executive Vice President of Purchasing*

Bradford L. Schiff
*Executive Vice President of Marketing*

Diane A. Dillon
*Vice President of Marketing*

Robert F. Luz
*Vice President of Human Resources*

James K. Quackenbush
*Vice President of Real Estate and Construction*

**Stoney River Concept**
Richard D. May
*Executive Vice President*

Anthony J. Halligan III
*Vice President*

**Home Office**
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204
(615) 256-8500

**Transfer Agent**
Wachovia Bank, N.A.
Corporate Trust Client Services
Customer Information Services
1525 West W.T. Harris Blvd. 3C3
Charlotte, North Carolina 28288
(800) 347-1246

**Independent Auditors**
KPMG LLP
Nashville, Tennessee

**Form 10-K**

The Form 10-K, as amended, including the financial statements, for the year ended December 29, 2002, as well as other information about O'Charley's Inc., may be obtained without charge by writing to Mr. A. Chad Fitzhugh, Chief Financial Officer and Secretary, at the Company's home office.

**Annual Meeting**
9:00 a.m. CDT
May 15, 2003
O'Charley's Home Office
3038 Sidco Drive
Nashville, Tennessee 37204

**Market and Dividend Information**

Our common stock trades on the NASDAQ National Market under the symbol "CHUX." As of February 28, 2003, there were approximately 2,800 shareholders of record of our common stock.

The following table shows quarterly high and low closing prices for the common stock for the fiscal quarters of 2002 and 2001, as reported by the NASDAQ National Market.

| 2002 | High | Low |
|---|---|---|
| First Quarter | $ 24.07 | $ 18.51 |
| Second Quarter | 25.50 | 21.33 |
| Third Quarter | 22.21 | 17.67 |
| Fourth Quarter | 22.30 | 15.87 |

| 2001 | High | Low |
|---|---|---|
| First Quarter | $ 21.45 | $ 15.38 |
| Second Quarter | 21.05 | 17.00 |
| Third Quarter | 19.54 | 14.25 |
| Fourth Quarter | 19.33 | 14.51 |

We have never paid a cash dividend on our common stock and we presently intend to retain our cash to finance the growth and development of our business. Our revolving credit facility prohibits the payment of cash dividends on our common stock without the consent of the participating banks.


O'Charley's

*O'Charley's most prestigious awards include General Manager of the Year, the Chairman's Award and the coveted Operator of the Year – with all three recipients receiving special recognition at this year's convention. The 2002 General Manager of the Year was Dwayne Mangrum, general manager of our store in Johnson City, Tennessee, who received commendation for a tremendous year marked by same store sales increases and team member retention. Charles Ekienabor, new store opening coordinator and a 14-year team member, was honored with the Chairman's Award for his outstanding leadership, innovation and commitment. Area Supervisor Dan Hunter was named Operator of the Year for his performance in the Mobile, Hattiesburg, Gulfport and Biloxi markets. All three leaders are known for their passion and commitment to maintaining the O'Charley's legacy, while demonstrating dedication not only in their day-to-day roles but in the people that work side by side with them.*

*We also recognized Dwayne Miller, our Driver of the Year, for exemplifying the outstanding performance and safety record that is standard among our commissary drivers and support staff and Kitchen Manager Phil Mabry of our Rock Hill, South Carolina store, who led his team in winning the O'Charley's 2002 Kitchen Olympics. The annual Kitchen Olympics serves as a venue for the top regional kitchen teams to display their expertise and dedication to the O'Charley's Promise. It is traditionally one of the most competitive events of the year and participants are judged heavily on their knowledge, teamwork and attitudes.*

O'CHARLEY'S INC.
3038 SIDCO DRIVE
NASHVILLE, TENNESSEE 37204
(615) 256-8500